As filed with the Securities and Exchange Commission on July 27, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RANDGOLD RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of the Registrant’s name in English)

Jersey, Channel Islands	1041	Not applicable
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

La Motte Chambers
La Motte Street
St. Helier, Jersey JE1 1BJ
Channel Islands
+44 1534 735 333
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service)

Copies to:

Ashar Qureshi, Esq.
Steven I. Suzzan, Esq.	Cleary Gottlieb Steen & Hamilton LLP
Fulbright & Jaworski L.L.P.	City Place House
666 Fifth Avenue	55 Basinghall Street
New York, New York 10103	London EC2V 5EH
(212) 318-3000	+44 20 7614 2200

Approximate date of commencement of proposed sale to public:
From time to time after this Registration Statement becomes effective.

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If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

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CALCULATION OF REGISTRATION FEE

	Amount to be Registered/Proposed	Amount of
Title of Each Class of	Maximum Offering Price per Share/Proposed	Registration
Securities to be Registered(1)	Maximum Aggregate Offering Price(2)	Fee(2)
Ordinary shares, par value U.S.$0.05 per share

(1)	The shares are represented by the Registrant’s American Depositary Shares evidenced by American Depositary Receipts, each of which represents one ordinary share. The Registrant’s ADSs issuable on deposit of the ordinary shares registered hereby have been registered under separate registration statement on Form F-6 (Registration No. 333-129147).

(2)	An indeterminate aggregate number of securities is being registered as may from time to time be sold at indeterminate prices, including securities that while initially sold outside of the United States, may be later resold within the United States. In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or otherwise. As Randgold Resources Limited is a Jersey company, no offer to sell any interest(s) in the company shall be made until the final form of this prospectus has been approved by the registrar of companies in Jersey. This document is therefore being issued in preliminary form and for information purposes only.

SUBJECT TO COMPLETION, DATED JULY 27, 2009

PROSPECTUS

5,000,000 Ordinary Shares
in the form of ordinary shares or American Depositary Shares

RANDGOLD RESOURCES LIMITED
(organized under the laws of Jersey, Channel Islands)

We are offering ordinary shares in the form of ordinary shares or American Depositary Shares, or ADSs. Each ADS represents the right to receive one of our ordinary shares. The offering of ADSs is part of a global offering of 5,000,000 ordinary shares, including          ordinary shares being offered for sale in the United States and          ordinary shares being offered for sale outside of the United States. The price per ordinary share and ADS will be identical for both offerings. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “GOLD.” Our ordinary shares are listed on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange under the symbol “RRS.” On July 24, 2009, the last reported price for our ADSs on the Nasdaq Global Select Market was $65.48 per share.

Investing in our ordinary shares or ADSs involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Per Share or ADS	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to a total of 750,000 additional ordinary shares, including ordinary shares in the form of ADSs, to cover over-allotments, if any. If this option is exercised in full, the proceeds before expenses to us will be $          .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Bank plc, on behalf of the underwriters, expects to deliver the ordinary shares and ADSs to purchasers on or about     , 2009.

Sole Global Coordinator

HSBC

Joint Bookrunners

HSBC	BofA Merrill Lynch

          , 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. As Randgold Resources Limited is a “well-known seasoned issuer,” as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), the registration statement became automatically effective once filed with the SEC, allowing Randgold Resources Limited to issue ordinary shares under this prospectus.

This prospectus provides you with a general description of our ordinary shares and ADSs. We may provide a prospectus supplement which details further information about the terms of the offering or adds, updates or changes information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities able to be offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information incorporated by reference or provided in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such document. Our business, financial condition or results of operations may have changed since that date.

In connection with the offering, HSBC Bank plc or its affiliates acting on its behalf (including HSBC Securities (USA) Inc.) (the “Stabilizing Person”), each acting on behalf of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our ordinary shares. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934 (the “Securities Exchange Act”), pursuant to which the Stabilizing Person may make a bid for, or purchase, ordinary shares for the purpose of stabilizing the market price. The Stabilizing Person also may create a short position by selling more ordinary shares in connection with the offering than the underwriters are committed to purchase from us, and in such case may purchase ordinary shares in the open market following completion of the offering to cover all or a portion of such short position. In addition, the Stabilizing Person may impose “penalty bids” whereby the underwriters may reclaim from a dealer participating in the offering the selling concession with respect to the ordinary shares that the underwriters distributed in the offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the ordinary shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

In connection with the offering, each of the underwriters and any of their respective affiliates, acting as an investor for its own account, may take up ordinary shares or ADSs in the offering and in that capacity may retain, purchase or sell for its own account such securities and any ordinary shares, ADSs or related investments and may offer or sell such ordinary shares, ADSs or other investments otherwise than in connection with the offering. Accordingly, references in this document to ordinary shares and ADSs being offered or placed should be read as including any offering or placement of ordinary shares and ADSs to any of the underwriters or any of their respective affiliates acting in such capacity. None of the underwriters intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

In making an investment decision, each investor must rely on their own examination, analysis and enquiry of our company and the terms of the offering, including the merits and risks involved. Neither the underwriters nor we, or any of our or their respective representatives, is making any representation to any offeree or purchaser of our ordinary shares or ADSs regarding the legality of an investment in the ordinary shares or the ADSs by such offeree or purchaser under the laws applicable to such offeree or purchaser. Each investor should consult with his or her own advisors as to the legal, tax, business, financial and related aspects of a purchase of our ordinary shares and ADSs.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares and ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

A copy of this document has been delivered to the registrar of companies in Jersey in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the registrar has given, and has not withdrawn, consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of shares by Randgold Resources Limited. It must be distinctly understood that, in giving these consents, neither the registrar of companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of Randgold Resources Limited or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this document, you should consult your stockbroker, bank manager, solicitor, accountant or other financial advisor.

Randgold and its directors accept responsibility for the completeness and accuracy of the information contained in this prospectus. To the best knowledge and belief of the members of our board of directors, who have taken all reasonable care to ensure that such is the case, the information contained in this prospectus is accurate and complete in all material respects and no material facts, the omission of which would make misleading any statements of fact or opinion herein, have been omitted. No representation or warranty, express or implied, is made by the underwriters as to the accuracy, completeness or verification of the information set forth in this prospectus, and nothing contained in this prospectus is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. The underwriters assume no responsibility for its accuracy, completeness or verification and accordingly disclaim, to the fullest extent permitted by applicable law, any and all liability whether arising in tort, contract or otherwise which they might otherwise be found to have in respect of this document or any such statement.

HSBC Bank plc, Merrill Lynch International and the other underwriters are acting exclusively for us and no one else in connection with the offering. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the offering and will not be responsible to anyone other than Randgold for providing the protections afforded to their respective clients nor for giving advice in relation to the offering or any transaction or arrangement referred to herein.

PRESENTATION OF FINANCIAL INFORMATION

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our annual report on Form 20-F for the year ended December 31, 2008, or 2008 20-F, which is incorporated by reference in this prospectus, includes our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008 and 2007. Those financial statements are prepared in accordance with IFRS and, except where otherwise indicated, are presented in U.S. Dollars. We have also included in the 2008 20-F the audited financial statements of Société des Mines de Morila SA, or Morila SA for the years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008 and 2007. The financial statements of Morila SA included in the 2008 20-F have been prepared in accordance with IFRS and in addition, except where otherwise indicated, are presented in US dollars.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections herein and in our 2008 20-F, which is incorporated by reference in this prospectus, entitled “Prospectus Summary,” “Risk Factors,” “Operating and Financial Review and Prospects” and “Business,” contains forward-looking information. In some cases, you can identify forward-looking statements by phrases such as “in our view,” “we cannot assure you,” or “there is no way to anticipate with certainty” as well as by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “could,” “might,” “likely,” “enable,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of these terms or other comparable terminology. These statements are subject to risks and constitute statements of expectation, intent and anticipation, and may be inaccurate as a number of factors could cause actual events or results to differ, in some instances, materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forwarding-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

v

PROSPECTUS SUMMARY

This summary highlights the material information contained elsewhere in this prospectus. You should read the entire prospectus, especially the discussion of risks of investing in our ADSs and ordinary shares described under “Risk Factors” beginning on page 11 of this prospectus, as well as our 2008 20-F, which is incorporated by reference in this prospectus, carefully before deciding to buy our ADSs or ordinary shares. Unless otherwise indicated, all references in this prospectus to “Randgold,” “we,” “our” and “us”, or words of similar import, refer to Randgold Resources Limited, including its subsidiaries and affiliated companies.

Our Business

We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two large open pits, several smaller satellite pits and one underground mine and is developing a further underground mine. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 84% controlling interest in the development stage Tongon project located in the neighboring country of Côte d’Ivoire, which is under construction and anticipated to be in production by the end of 2010. We also own an effective 83% controlling interest in the Massawa project in Senegal where we completed a scoping study in March 2009, and where we have now commenced a prefeasibility study which is expected to be completed by the end of 2009. We recently announced a new discovery on our Loulo permit, Gounkoto, which is located 20 kilometers south of the existing mine. We also have exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. At December 31, 2008, we declared proven and probable reserves of 8.87 million ounces attributable to our percentage ownership interests in Loulo, Morila, and Tongon.

The following table summarizes our declared reserves at our mines and the Tongon project as of December 31, 2008:

										Attributable
	Proven Reserves			Probable Reserves			Total Reserves			Gold*
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Gold
Operation/Project	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)

Morila *	13.74	2.02	0.89	6.88	1.14	0.25	20.62	1.72	1.14	0.46
Loulo +*	7.08	3.38	0.77	43.51	4.60	6.43	50.59	4.42	7.20	5.76
Tongon *	—	—	—	38.25	2.57	3.16	38.25	2.57	3.16	2.66
Total:										8.87

*	Our attributable share of Morila is 40%; Loulo, 80%; and Tongon, 84%.

+	Includes Loulo underground mine.

Our strategy is to create value by finding, developing and operating profitable gold mines for all our stakeholders. We seek to discover significant gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area. We also routinely review opportunities to acquire development projects and existing mining operations and companies.

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2008, its third year of production, the Loulo mine produced 258,095 ounces of gold at a total cash cost of $511 per ounce. We estimate that the mine will produce approximately 360,000 ounces in 2009. We currently anticipate that mining at Loulo will continue through 2026.

We commenced development of the Yalea underground mine in August 2006 and first ore was accessed in April 2008 with full production scheduled for the end of 2009. We anticipate that we will commence development of Loulo’s second underground mine, Gara, in the first quarter of 2010 with first ore scheduled to be delivered to the plant at the end of that year.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit. To date, we have identified numerous additional targets that are subject to further exploration and drilling, including one significant evaluation stage target, Gounkoto.

Gounkoto

Gounkoto is located 20 kilometers south of Loulo’s existing mining operations. The target is underlain by a 2 kilometer long north-northwest trending plus 30ppb gold in soil anomaly. Initial follow up work consisted of lithosampling which returned a number of strongly mineralized results (24.6g/t, 83.8g/t, 48.6g/t and 7.3g/t). The initial sample locations were subsequently trenched and results confirmed the prospectivity of the target (trench FRT03: 9.70 meters at 15.26g/t and trench FRT05: 35.75 meters at 10.66g/t). Nineteen diamond drill holes and nine reverse circulation, or RC, boreholes have been completed, which included two initial reconnaissance diamond drill holes to provide information on the bedrock geology, structure, alteration and mineralization to help assess the potential of this target.

Diamond drill hole FRDH01 was drilled under trench FRT05 and intersected 46.60 meters at 13.63g/t from 65.70 meters (including 7.40 meters at 13.78g/t from 65.70 meters and 14 meters at 33.40g/t from 95 meters).

Diamond drill hole FRDH005 intersected 60.17 meters at 16.53 g/t from 126 meters (including 36.40 meters at 25.83 g/t), 200 meters along strike to the north of diamond drill hole FRDH01 in the same heavily altered, consistently mineralized structure. Results from diamond drill hole FRDH06, drilled another 225 meters further north, returned an average grade of 43.52 g/t over 10.9 meters.

After giving effect to infill drilling in the second quarter of 2009, in total, the weighted averages for the true widths and grade at Gounkoto, calculated from the drill intersections reported from the main mineralized zone which lies between diamond drill hole FRDH01 and FRDH02 over 1,072 meters of strike length is now 18.26 meters @ 9.93 g/t. We expect to complete a scoping study on the Gounkoto project by the end of the third quarter of 2009.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and has been our major gold producing asset to date. Since production began in October 2000, Morila has produced more than 5 million ounces of gold at a total average cash cost of $187 per ounce. Morila’s total production for 2008 was 425,828 ounces at a cash cost of $400 per ounce. Consistent with the mine plan, Morila ceased in pit mining in April 2009 and is currently processing lower grade stockpiles, which will continue through 2013.

Outside of the Morila joint venture, we hold exploration permits covering 382 square kilometers in the Morila region, where we are engaged in early stage exploration work.

Tongon

The Tongon project is located within the Nielle exploration permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.

We have initiated a 433 hole, 39,099 meter advanced grade control program over the planned pits of the southern and northern zones, prior to the start of mining which is scheduled for early 2010. We have commenced construction and agreed on the new mining area with the government. The final government decree for the issuance of the mining license has been drafted, and we anticipate that it will be signed at an inter-ministerial meeting scheduled in August 2009.

The financial analysis shown below is based on costs at September 2008, when the related feasibility study was completed. The key parameters of the study are summarized below:

•	A flat gold price of $800 per ounce has been used for modelling purposes, with sensitivities applied from $600 to $1,000 per ounce.

•	Total ore mined of 38.25 Mt at a strip ratio of 4.3:1 to give total tonnes mined of 203 Mt and total contained gold of 3.16 Mozs.

•	Mining costs average of $3.03 per tonne over the Life of Mine.

•	Mill throughput of 300,000 tonnes per month.

•	Plant costs average of $12.55 per tonne.

•	General and administrative costs of $2.90 per tonne over Life of Mine.

•	Capital cost of $280 million.

Gold production is projected to build up to average over 290,000 ounces in the first two years of operation and average over 270,000 ounces per annum over 10 years to give a total of 2.88 Mozs for the Life of Mine. First gold is expected to be poured during the fourth quarter of 2010.

The focus of exploration at Tongon is to continue to explore and discover additional orebodies within the 671 square kilometer Nielle permit.

Massawa

We made a significant new gold discovery at our Massawa project located in Senegal during 2008. The Massawa target was first identified in 2007 and is located on the Main Transcurrent Shear Zone at the contact between the Mako volcanic belt and the Dalama sedimentary basin, in the Kounemba permit. During the course of 2008 we drilled a total of 58 diamond drill holes for 11,500 meters to further evaluate the target and delineate the geometry of gold mineralization. In 2009, we declared mineralized material of 36.76Mt at 2.87 g/t at Massawa based on the drilling.

A successful scoping study was completed for Massawa in the first quarter of 2009 which meets all of our investment criteria and a decision was made to advance the project to prefeasibility. This prefeasibility program is concentrating on 4 kilometers of continuous mineralization which is part of a much larger (8 kilometer long) mineralized trend, which is open in all directions. Surrounding the Massawa target are a number of untested soil anomalies and conceptual targets. Mineralization occurs in up to five sub-parallel structures where fluids have exploited an intense zone of brittle/ductile deformation at the contact between a volcaniclastic and sedimentary unit, however at present only the largest structure is being modeled for resource purposes. In total, 32,500 meters of drilling have now been completed for the prefeasibility study.

The latest phase of work has confirmed the existing geological interpretations, including three zones of mineralization. The N2 zone averages 9.9 meters wide at a grade of 7g/t over an 820 meter strike length, and hosts the most discrete and continuous zone of mineralization defined to date at Massawa, including the following significant diamond drill hole intersections received in the second quarter of 2009: MWDDH097: 11 meters at 16.09g/t, MWDDH101: 10.9 meters at 10.22g/t, MWDDH103: 17.2 meters at 7.47g/t, MWDDH106: 13.35 meters at 9.62g/t and MWDDH109: 9.2 meters at 16.4g/t.

The N1 zone is located to the south of N2 zone and, while structurally more complex, is revealing more consistent gold mineralization through infill drilling than previously recognized. The N1 zone has been divided into two zones: a northern zone which averages 10.23 meters wide at a grade of 3.45g/t over a 388 meter length and a southern zone averaging 5.75 meters wide at a grade of 4.34g/t over a 363 meter length.

The Central Zone, which is the most complex of the three zones, averages 10 meters wide at an average grade of 5.8g/t over 1,500 meter strike and includes a number of high-grade intersections containing visible gold mineralization, including diamond drill hole MWDDH198: 10.3 meters at 76g/t (including 0.8 meters at 947g/t).

Further geotechnical, metallurgical and mining studies, optimizations and designs, together with environmental and social economic baseline studies, are planned to complete the prefeasibility report by the end of 2009.

While the exploration work concentrated on Massawa during 2008, the Mako Belt as a whole is highly prospective and, in addition to Massawa, there are a number of satellite targets requiring follow up exploration. These include the Bakan Corridor, Sofia and Delaya. However, Massawa remains our strategic priority.

If the results of the prefeasibility study meet our investment criteria and the board determines to proceed with a feasibility study that ultimately supports the development of a new mine, we believe that construction at Massawa could begin following completion of our Tongon project in 2011.

Exploration

We have an extensive portfolio of exploration projects in both West and East Africa. In 2008, we concentrated our exploration activities on the extension of known orebodies and on the discovery of new orebodies both at producing mines and exploration sites. We continued with our strategy to expand our footprint in Africa, including newly emerging countries. We are exploring in six African countries with a portfolio of 184 targets on 11,860 square kilometers of groundholding. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines, the Tongon project and the Massawa and Gounkoto discoveries. In addition to Gounkoto and Massawa, our exploration program involves the following:

•	Following the successful consolidation of a 1,400 km2 land package in the Loulo district — straddling the highly prospective Senegal-Mali shear zone — a helicopter-borne VTEM electromagnetic and magnetic survey has been flown. This work has improved the geological and structural framework of the district and has highlighted large intrusive bodies, extensive folding and large scale boudinage structures. Weak anomalies were also detected over the orebodies and a number of look-alike responses along the known structures in the area are being studied. The interpretation also provided more information on the nature of the extensive iron alteration system in Senegal and across the border in Mali.

•	In Côte d’Ivoire, the exploration emphasis has shifted to the discovery of new ounces close to the existing orebodies, as well as the development of targets further afield.

•	We are expanding our exploration horizons to encompass the prospective rocks of the Congo Craton, which ranges from the well known deposits of Tanzania through the east of the Democratic Republic of Congo (“DRC”) and the Central African Republic to Cameroon.

•	The current financial crisis and its associated credit squeeze have generated potentially value-accretive opportunities in the Congro Craton as well as in West Africa as companies, particularly juniors, run short of funds to develop their projects. We are considering a number of these with a view to possibly acquiring or participating in assets which meet our investment criteria. Such external opportunities will be rated against our own organic growth prospects.

Recent Developments

On July 16, 2009 we announced that we have approached the board of directors of Moto Goldmines Limited (“Moto”), a Canadian company with gold mining operations in the DRC, and proposed to enter into an agreement with Moto providing for the exchange of each outstanding common share of Moto for the equivalent of C$5.00 per share (as at July 15, 2009) (the “Proposed Transaction”). Under the Proposed Transaction, Moto shareholders would receive 0.07061 of an ordinary share of Randgold (or, where applicable, 0.07061 of an ADS of Randgold) per Moto share. In addition, Moto shareholders would be provided the option to elect to receive (in lieu of Randgold shares or ADSs) cash consideration of $4.47 per Moto share (C$5.00 based on the noon exchange rate published by the Bank of Canada on July 15, 2009) in respect of all or some of their Moto shares, subject to proration based on an aggregate maximum cash amount payable to all Moto shareholders under the Proposed Transaction of $244 million. Assuming full take-up of the cash alternative we would expect to issue a total of approximately 3.9 million shares (including shares represented by ADSs) and pay a total cash amount of approximately $244 million to Moto shareholders. If no Moto shareholder elects to take the cash alternative, we would expect to issue approximately 7.8 million shares (including shares represented by ADSs).

We and AngloGold Ashanti Limited (“AngloGold Ashanti”) have agreed to cooperate with respect to the Proposed Transaction and AngloGold Ashanti has agreed to fully fund the cash alternative in partial payment for an indirect 50% interest in Moto, which it would acquire upon completion of the Proposed Transaction. Upon completion of the Proposed Transaction, we would enter into a joint venture agreement with AngloGold Ashanti under which AngloGold Ashanti would be jointly responsible with us for funding the development of the gold project in the DRC held by Moto (the “Moto Gold Project”). We would be appointed operator of the Moto Gold Project.

Among other customary closing conditions, the Proposed Transaction is subject to Moto terminating its current agreement (the “Red Back Agreement”) dated June 1, 2009 between Red Back Mining, Inc. and Moto, as amended effective June 26, 2009, we and Moto entering into a definitive agreement and Moto announcing its recommendation of the Proposed Transaction.

As announced on July 27, 2009, the board of Moto has formally confirmed that our proposed offer is superior to the earlier offer from Red Back, and has given Red Back a period of five business days to offer to amend the terms of their offer. Further, we have executed an irrevocable commitment to enter into an arrangement agreement (the “Arrangement Agreement”) to implement the Proposed Transaction, provided that Red Back does not match the Proposed Transaction by the end of the day (12:00 midnight (Vancouver time)) on August 4, 2009.

Under the terms of the Arrangement Agreement, the Proposed Transaction would be carried out by way of statutory plan of arrangement under the British Columbia Business Corporations Act, pursuant to which each outstanding common share of Moto will be exchanged for Randgold ordinary shares, ADSs or cash, as described in the first paragraph of this subsection. Moto would apply to the Supreme Court of British Columbia for an interim order with respect to the terms and conditions of the arrangement, and thereafter prepare a shareholders meeting circular and convene a meeting of its shareholders in accordance with the interim order to seek shareholder approval of the terms of the arrangement.

The Arrangement Agreement includes customary and substantially mutual representations and warranties of Randgold and Moto, as well as customary interim covenants, including, among others, a covenant by Moto not to solicit alternative business combination transactions or enter into discussions concerning, or provide information in connection with, an alternative business combination transaction, subject to a “fiduciary-out” exception, and not to accept any “superior proposal” without providing Randgold the opportunity to match the proposal.

The Arrangement Agreement sets forth a number of closing conditions, including the approval of the arrangement by the shareholders of Moto, the receipt of a final order from the Supreme Court of British Columbia approving the arrangement, and other customary closing conditions.

The Arrangement Agreement contains certain termination rights for both Randgold and Moto. Upon termination of the Arrangement Agreement under certain specified circumstances, Moto may be required to pay Randgold a termination fee of $14.6 million; under other specified circumstances, Randgold may be required to reimburse Moto’s expenses up to $2.0 million, and under other specified circumstances, Moto may request that Randgold reimburse Moto the amount of the termination fee under the Red Back Agreement.

Pursuant to the Red Back Agreement, Red Back has the right, but not the obligation, to offer to amend the terms of the Red Back Agreement within five business days ending by the end of the day (12:00 midnight (Vancouver time)) on August 4, 2009 (the “Response Period”). Under the Irrevocable Commitment, if prior to expiry of the Response Period, Red Back does not offer to amend the terms of the Red Back Agreement or notifies Moto that it has determined not to offer to amend the terms of the Red Back Agreement, Randgold has undertaken to enter into the Arrangement Agreement. The Irrevocable Commitment is subject to customary termination rights, including no occurrence of a material adverse change affecting Moto. If Red Back amends the terms of the Red Back Agreement prior to expiry of the Response Period and the board of Moto determines that the Proposed Transaction no longer constitutes a Superior Proposal, the Irrevocable Commitment will expire.

Shareholders of Moto representing an aggregate of 39.4 million shares, or 36.1% of the issued and outstanding common shares of Moto, have agreed to support the Proposed Transaction. In addition, we have received formal written consent for the Proposed Transaction from the Government of the DRC.

Moto’s principal asset is its 70% interest in the Moto Gold Project. The Moto Gold Project is a joint venture between Moto and a DRC state-owned company, Offices des Mines d’Or de Kilo-Moto (“Okimo”), and is located in the Moto Gold Camp in the north east of the Democratic Republic of Congo, 570km north east of the city of Kisangani and 150 kms west of the Ugandan border town of Arua. The consolidated lease covers an area of approximately 1,841sq kms and activities to date have primarily focused on the 35 sq kms of the area surrounding the old Durba gold mine.

On March 2, 2009, Moto reported that it completed an optimized feasibility study that significantly enhances the mineral reserves.

Moto is still at the development stage and reports that it currently has no sales revenue. Its principal focus for 2009 is to progress the Moto Gold Project.

The information above is based on publicly available information on Moto including its public announcements and financial reports, and we do not take any responsibility for the accuracy of this information.

General

We develop our facilities and operations in accordance with internationally accepted good management practices on environmental and social issues, including World Bank and International Council on Metal and Mining standards.

We were incorporated under the laws of Jersey, Channel Islands in August 1995. Our principal executive offices are located at La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands and our telephone number is +44 1534 735 333.

The Offering

The global offering	5,000,000 ordinary shares, in the form of ordinary shares or ADSs, consisting of the US offering and the international offering.

The US offering	ordinary shares, in the form of ordinary shares or ADSs.

The international offering	ordinary shares, in the form of ordinary shares or ADSs.

Offering prices	The offering prices for the US offering and the international offering are $ per ordinary share and $ per ADS, respectively.

Over-allotment option	750,000 ordinary shares, in the form of ordinary shares or ADSs.

Lock-up	We have agreed with the underwriters, subject to specified exceptions, that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of HSBC Bank plc, issue or sell any of our ADSs or ordinary shares or share capital or any securities substantially similar to our ADSs or ordinary shares or share capital. Our executive directors have also agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not, other than in specified circumstances, dispose of any ADSs or ordinary shares that they own without the prior written consent of HSBC.

The ADSs	Each ADS represents the right to receive one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, executed and delivered by The Bank of New York Mellon, as depositary.

Use of proceeds	We expect to use the net proceeds from this offering to fund the feasibility studies for our Gounkoto and Massawa projects; to develop the Gounkoto and Massawa projects following approval by our board; and for other organic and corporate opportunities, including possible acquisitions.

In addition, if we enter into the Arrangement Agreement and consummate the acquisition of Moto, some of the net proceeds of this offering could be used to fund the development of the Moto Gold Project.

Listing and trading	The ADSs are listed and traded on the Nasdaq Global Select Market and our ordinary shares are listed on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange.

Symbol of the ADSs on the Nasdaq Global Select Market	“GOLD”

Symbol of the ordinary shares on the London Stock Exchange	“RRS”

Securities outstanding after the offering	81,788,150 ordinary shares. These amounts do not include:

• outstanding options to purchase 2,393,770 ordinary shares;

• 2,727,456 shares available for issuance under our share option scheme;

• an additional 750,000 shares available for issuance under our share option scheme after giving effect to this offering;

• shares to be issued pursuant to our Restricted Share Plan; or

• ordinary shares or ADSs that would be issued if we enter into the Arrangement Agreement and consummate the acquisition of Moto.

Risk factors	For a discussion of some factors that you should carefully consider in connection with an investment in the ordinary shares or the ADSs, see “Risk Factors.”

Summary Consolidated Financial and Operating Data

Our 2008 20-F, which is incorporated herein by reference, includes our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008 and 2007. The financial data presented below is extracted or derived from those financial statements. The following summary unaudited historical consolidated financial data for the six months ended June 30, 2009 and 2008 and as at June 30, 2009, have been derived from our unaudited condensed consolidated interim financial statements, including the related notes that appear elsewhere in this prospectus. Historical financial data is not necessarily indicative of our future results. We encourage you to read this summary in conjunction with our “Operating and Financial Review and Prospects” included elsewhere in this prospectus and the consolidated financial statements and condensed consolidated interim financial statements that are incorporated into or appear in this prospectus, respectively, including the related notes to those financial statements.

The financial data has been prepared in accordance with IFRS, unless otherwise noted.

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,	Year Ended	Year Ended	Year Ended
	2009	2008	December 31,	December 31,	December 31,
	(Unaudited)	(Unaudited)	2008	2007	2006
	(In thousands, except per share and per ounce data)

Consolidated Statement Of Comprehensive Income Data:(3)
Amounts in accordance with IFRS
Revenue	$190,830	$182,232	$338,572	$282,805	$258,304
Profit attributable to owners of the parent	25,998	33,877	41,569	42,041	47,564
Basic earnings per share($)	0.34	0.44	0.54	0.60	0.70
Diluted earnings per share($)	0.33	0.43	0.54	0.60	0.69
Weighted average number of shares used in computation of basic earnings per share *(1)	76,676,161	76,194,674	76,300,116	69,588,983	68,391,792
Weighted average number of shares used in computation of diluted earnings per share *(1)	78,029,053	77,933,863	77,540,198	70,271,915	69,331,035
Cash dividends declared per ordinary share#	$—	$—	$0.13	$0.12	$0.10
Other data
Profit from operations(2)	$48,240	$46,805	$75,937	$63,539	$71,616
Total cash costs per ounce(2)	$469	$449	$467	$356	$296

*	Reflects adjustments resulting from the sub-division of shares.

#	There were no dividends declared in respect of the years ended December 31, 2005 and December 31, 2004.

	At June 30, 2009	At December 31,	At December 31,
	(Unaudited)	2008	2007
	(In thousands)

Consolidated Statement of Financial Position Data:(3)
Amounts in accordance with IFRS
Total assets	$857,959	$821,442	$780,719
Long-term borrowings	797	1,284	2,773
Share capital(3)	3,841	3,827	3,809
Share premium	459,829	455,974	450,814
Retained earnings(3)	262,013	245,982	213,567
Other reserves	(13,075)	(31,387)	(69,391)
Equity attributable to owners of the parent(3)	712,608	674,396	598,799

1.	Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split, our ordinary shareholders (owners of the parent) of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held.

2.	Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As these measures are not defined under IFRS (“non-GAAP”), they may not be directly comparable with other companies’ adjusted measures. Such non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures or performance, but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below. Profit from operations is a non-GAAP measure. We calculate profit from operations as profit before income tax, excluding finance (costs)/income-net and profit on the sale of Syama. Total cost of producing gold is a non-GAAP measure. We calculate the total cost of producing gold as total costs less exploration and corporate expenditure and other expenses. Total cash costs and total cash costs per ounce are also non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute is now incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties.

3.	As discussed in Note 2 to our unaudited condensed consolidated interim financial statements, contained elsewhere in this prospectus, as a consequence of adopting “Amendments to IAS 1 Presentation of financial statements: A revised presentation”, amendments have been made to affect the presentation of owners changes in equity and of comprehensive income. The names of the primary statements have also been amended. The “Consolidated income statement” is now called the “Consolidated statement of comprehensive income”, the “Consolidated balance sheet” is now called the “Consolidated statement of financial position” and the “Statement of consolidated cash flows” is now called the “Consolidated statement of cash flows”. The following balance sheet items have also been renamed: “Accounts payable and accrued liabilities” is now “Trade and other payables”, “Ordinary shares” is now “Share capital” and “Accumulated profits” is now “Retained earnings”. IAS 1 does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. All financial data disclosed herein, of prior periods, has been renamed using the terminology in IAS 1.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to net profit attributable to owners of the parent, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular, depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Our discussion and analysis in the 2008 20-F is focused on the “total cash cost” measure as defined by the Gold Institute.

The following table reconciles the costs of producing gold, derived from income statement data prepared in accordance with IFRS, and reconciles this cost of producing gold to total cash costs as defined by the Gold Institute’s guidance, as non-GAAP measures, for each of the periods set forth below:

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,	Year Ended	Year Ended	Year Ended
	2009	2008	December 31,	December 31,	December 31,
	(Unaudited)	(Unaudited)	2008	2007	2006
	(In thousands, except ounce and per ounce data)

Mine production costs	$85,986	$92,952	$186,377	$136,312	$115,217
Movement in production inventory and ore stockpiles	1,600	(12,754)	(21,865)	(11,534)	(13,373)
Depreciation and amortization	13,311	11,390	21,333	20,987	22,844
Other mining and processing costs	8,635	6,490	13,675	13,638	13,006
Transport and refining costs	778	1,234	2,053	1,595	711
Royalties	11,171	10,503	19,730	18,307	16,979
Elimination of inter-company sales	749	—	—	—	—

Total cost of producing gold (total production cost)	122,230	109,815	221,303	179,305	155,384
Less: Non-cash costs included in total cost of producing gold:
Depreciation and amortization	(13,311)	(11,390)	(21,333)	(20,987)	(22,844)

Total cash costs using the Gold Institute’s guidance	$108,919	$98,425	$199,970	$158,318	$132,540
Ounces produced*	231,998	219,248	428,426	444,573	448,242
Total cash cost per ounce	$469	$449	$467	$356	$296
Total production cost per ounce	$527	$501	$517	$403	$347

*	40% share of Morila and 100% share of Loulo.

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations. There may be additional risks and uncertainties not presently known to us, or that we currently see as immaterial, which may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In this case, the trading price of our ordinary shares and American Depositary Shares, or ADSs, could decline and you might lose all or part of your investment.

Risks Relating to Our Operations

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenue and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:

•	the demand for gold for investment purposes, industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	market expectations regarding inflation rates;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks, the International Monetary Fund, or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average

1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009 (through July 21)	990	813	917

If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost per ounce of gold sold was $467 in the year ended December 31, 2008, $356 in the year ended December 31, 2007, and $296 in the year ended December 31, 2006. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining at Loulo will, in the absence of any other increases, have a positive impact on unit costs.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this prospectus are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties;

•	gold price; and

•	operating costs.

Because our ore reserve estimates are calculated based on current estimates of future production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a materially adverse effect on our business, financial condition and results of operations.

The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted to varying degrees by fluctuations in the price of oil, exchange rates and a shortage of supplies.

Such fluctuations have a significant impact upon our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

Any appreciation of the currencies in which we incur costs against the US dollar could adversely affect our results of operations.

While our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar, primarily Euro, South African Rand and Communauté Financière Africaine franc. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

Our results of operations have been adversely affected by increases in fuel prices, and we would be adversely affected by future increases in fuel prices or disruptions in the supply of fuel.

Our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile and increased significantly in 2008. While prices have decreased significantly in 2009, they remain higher than historical standards. In the year ended December 31, 2008, the cost of fuel and other power generation costs comprised 35% of our operating costs and the annual price increase of our landed fuel was 38%.

Historically, fuel costs have been subject to wide price fluctuations based on geopolitical factors and supply and demand. While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of fuel, or restrictions on the transport of fuel, there could be reductions in the supply of fuel and significant increases in the cost of fuel.

We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Major reductions in the availability of fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.

Our business may be adversely affected if the Government of Mali fails to repay Value Added Tax, or TVA, owing to Morila and Loulo.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. TVA is only reclaimable insofar as it is expended in the production of income. A key aspect in TVA recovery is managing the completion of the Government of Mali’s audit of the taxpayer’s payments, at which time the Government of Mali recognizes a liability.

By December 2007, Morila had successfully concluded a reimbursement protocol with the Government of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its establishment convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the Government of Mali. As a result of the offsets, the TVA owed by the Government of Mali to Morila declined by $7.2 million between December 31, 2008 ($12.3 million) and June 30, 2009 ($5.1 million). Morila is in discussions with the Malian fiscal authorities in order to ensure that the tax offsets are accurately recorded and recognized, although we cannot assure you that the Government of Mali will ultimately recognize the tax offsets.

At December 31, 2008, TVA owed by the Government of Mali to Loulo stood at $1.8 million. This amount has increased by $14.4 million to $16.2 million at June 30, 2009 due to the end of the exoneration period on November 8, 2008.

If Morila and Loulo are unable to recover these funds, or if the tax offsets are not recognized, then their results of operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

Our business may be adversely affected if the Government of Mali fails to repay fuel duties owing to Morila and Loulo.

Up to June 2005, Morila was responsible for paying to diesel suppliers the customs duties which were then paid to the Government of Mali. Our operations at Morila and Loulo could claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter of 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, a portion of previously paid duties remain outstanding, principally the duties paid for the period June 2005 to December 2005. Our share of the amounts owing to Morila was $2.1 million on December 31, 2008 and $4 million on December 31, 2007. Amounts owing to Loulo were $0.7 million on December 31, 2008 and $0.7 million on December 31, 2007. At June 30, 2009, amounts owing to Loulo were $0.7 million. At June 30, 2009, Morila’s outstanding fuel duties were offset in full against corporate and other taxes payable by the mine.

If Morila and Loulo are unable to recover these amounts, or if the amounts offset are not recognized, then their results of operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our balance sheet.

We review and test the carrying amount of our assets on an annual basis when events or changes in circumstances suggest that the net book value may not be recoverable. If there are indications that impairment may have occurred, we prepare estimates of expected future discounted cash flows for each group of assets. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

During 2008, we recorded impairment charges against our auction rate securities, or ARS, which is described in the following paragraph.

We have invested in debt instruments for which the market has become substantially illiquid.

We have invested in debt instruments for which the market has become substantially illiquid. We had cash and cash equivalents of $220.0 million as of June 30, 2009. In addition, we had available-for-sale financial assets with a carrying value of $33.6 million as of June 30, 2009. The available-for-sale financial assets consist of auction rate securities, or ARS. In the third quarter of fiscal year 2007, ARS with a cost value of $49 million failed at auctions due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions. Consequently, the funds associated with these investments will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the underlying securities have matured.

We made provisions against these ARS of $10.35 million in the second half of 2008 and an additional $5.0 million in the first six months of 2009, in each case following the deterioration of the underlying credit ratings of the collateral of certain of the ARS. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method. Continued uncertainties in the credit and capital markets may result in additional impairment provisions, which could adversely impact our financial condition, current asset position and reported earnings. Furthermore, there can be no assurance that we will be successful in our actions against the bank or the individual brokers that we have commenced.

We may not be able to recover certain funds from MDM Ferroman (Pty) Limited.

In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd, or MDM. At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

We believe that we are entitled to recover certain amounts from MDM, including advances of $12.1 million (December 31, 2007: $12.1 million) included in receivables as at December 31, 2008. Of this latter amount, $7.0 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. In January 2009, the liquidator declared and paid the first dividend of $0.1 million from the insolvent estate, leaving an outstanding balance of $12.0 million as at June 30, 2009.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. The investigation was completed and summons has been issued against those MDM creditors deemed as preferential creditors. These legal proceedings are continuing with pleadings having been closed and court dates been set in the South African courts.

Our ability to recover in full the $12.0 million included in receivables is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12.0 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12.0 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.

We may incur losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. No such protection is in place for our production at Morila.

Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which will prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

Our underground project at Loulo, developing two mines at Yalea and Gara, is subject to all of the risks associated with underground mining.

Development of the underground mine at Yalea commenced in December 2006 and first ore was mined in April 2008. These planned mines represent our entry into the business of underground mining. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability. Since the commencement of the underground operations at Yalea, we have experienced a number of technical challenges, principally the availability of the underground fleet and the ability to drill and blast up holes. The development and operation of the underground mine will be negatively impacted should these issues continue.

The business of underground mining by its nature involves significant risks and hazards. In particular, as the development commences the operation could be subject to:

•	rockbursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases or toxic chemicals;

•	flooding;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal of material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay the development of the mine, production, increase cash operating costs and result in additional financial liability for us.

Our success may depend on our social and environmental performance.

Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health, safety and well being of our employees, the protection of the environment, and the creation of long-term economic and social opportunities in the communities in which we operate. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well being of our employees, the environment or the communities in which we operate.

In July 2009, the Loulo mine experienced some disruption, caused by a small group of disaffected people unable to secure long term employment at the mine. The disruption resulted in some damage to the tailings pipeline as well as to some accommodation units and other property. All operations were suspended for 36 hours, following which all mining and processing operations were restored and operating back at normal capacity. We cannot assure you that similar events will not happen in the future, or that such events will not adversely affect our results of operations and properties.

Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by our feasibility studies and scoping studies for new development projects, including Tongon.

It can take a number of years from initial feasibility studies of a mining project until development is completed and, during that time, the economic feasibility of production may change. The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future gold prices. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.

In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including:

•	the availability and timing of necessary environmental and governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations; and

•	the availability of funds to finance construction and development activities.

At our Tongon project in Côte d’Ivoire, our board approved the development of the new mine based on the strength of a feasibility study. A final draft of the proposed mining convention has been submitted to Côte d’Ivoire’s Ministry of Mines and Energy and we expected to sign the convention during the third quarter of 2009. Construction of the mine commenced at the end of 2008 with first gold production scheduled for the fourth quarter of 2010. We cannot provide any assurance that the project will ultimately result in a new commercial mining operation, or that a new commercial mining operation will be successful.

We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material and adverse effect on our business and results of operations.

The countries of Mali, Senegal, Burkina Faso, Ghana, Tanzania and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’état. The political situation in that country is normalizing and national elections are anticipated in the fourth quarter of 2009.

Goods are supplied to our operations in Mali through Ghana, Burkina Faso and Senegal, which routings have, to date, functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.

The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that, should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA and Somilo SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

If we assume operations of the Moto Gold Project, we will be subject to varying degrees of political and economic uncertainties associated with operating in the DRC.

If we enter into the Arrangement Agreement and consummate the acquisition of Moto, we will be subject to risks associated with operating the Moto Gold Project in the DRC. The Moto Gold Project is located in the north-east region of the DRC and is subject to various levels of political, economic and other risks and uncertainties associated with operating in the DRC. Some of these risks include political and economic instability, high rates of inflation, severely limited infrastructure, lack of law enforcement, labor unrest, and war and civil conflict. In addition, the Moto Gold Project is subject to the risks inherent in operating in any foreign jurisdiction including changes in government policy, restrictions on foreign exchange, changes in taxation policies, and renegotiation or nullification of existing concessions, licenses, permits and contracts.

The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Moto Gold Project.

Any changes in mining or investment policies or shifts in political attitude in the DRC may adversely affect operations and/or profitability of the Moto Gold Project. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. These changes may impact the profitability and viability of the Moto Gold Project.

Furthermore, the Moto Gold Project is located in a remote area of the DRC, which lacks basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area.

Moreover, the north-east region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the explorations, development and operations at the Moto Gold Project.

Under our joint venture agreement with AngloGold Ashanti, we jointly manage Morila Limited, and any disputes with AngloGold Ashanti over the management of Morila Limited could adversely affect our business.

We jointly control Morila Limited with AngloGold Ashanti under a joint venture agreement. Since February 15, 2008, we have been responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at Loulo and Morila to mine and deliver ore to processing plants. These mining contractors rely on third-party vendors to supply them with required mining equipment, many of which have been adversely affected by the global economic slowdown. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines, or any of the vendors that supply them, has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

We may be required to seek funding from the global credit and capital markets to develop our properties, and the recent weaknesses in those markets could adversely affect our ability to obtain financing and capital resources.

We require substantial funding to develop our properties, and may be required to seek funding from the credit and capital markets to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the market’s perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, and may continue to deteriorate in 2009 and beyond, all of which will have an impact on the availability and terms of credit and capital in the near term. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

We may not pay dividends to shareholders in the near future.

We paid our third dividend since 2007 to ordinary shareholders in March 2009. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditures. We cannot guarantee that dividends will be paid in the future.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. If we are not successful in retaining or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all, or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of £50 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

It may be difficult for you to affect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands and a majority of our directors and senior executives are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. Furthermore, the United States and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, it may not be possible for you to enforce a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States Federal securities laws against those persons or us.

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	that the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	that the judgment is final and conclusive — it cannot be altered by the courts which pronounced it;

•	that there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	that the judgment has not been prescribed;

•	that the courts of the foreign country have jurisdiction in the circumstances of the case;

•	that the judgment was not obtained by fraud; and

•	that the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our share price.

As a publicly traded company, we are subject to a significant body of regulation. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide absolute assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.

Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually seek to replenish our ore reserves depleted by production to maintain production levels over the long term. Ore reserves can be replaced by expanding known ore bodies or exploring for new deposits. Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower gold price.

If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would recognize an impairment provision against the amounts capitalized for that interest. All of these factors may result in losses in relation to amounts spent which are found not to be recoverable.

Title to our mineral properties may be challenged, which may prevent or severely curtail our use of the affected properties.

Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Our ability to obtain desirable mineral exploration projects in the future may be adversely affected by competition from other exploration companies.

We compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.

Our mining facilities and operations are subject to substantial government laws and regulations, concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We provide for estimated environmental rehabilitation costs when the related environmental disturbance takes place. Estimates of rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our results of operations and financial condition.

If our environmental and other governmental permits are not renewed or additional conditions are imposed on our permits, our financial condition and results of operations may be adversely affected.

Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse effect on our financial condition and results of operations.

Labor disruptions could have an adverse effect on our operating results and financial condition.

Our operations in West Africa are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action, such as strikes by employee collectives. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.

AIDS poses risks to us in terms of productivity and costs.

The incidence of AIDS in Mali and Côte d’Ivoire, which has been forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS in the countries in which we operate and among our workforce could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

Risks Relating to this Offering

The market value of our ordinary shares and ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations, and investors may receive less than the full amount of their investment on disposal of the shares or

ADSs. Volatility in the price of our ordinary shares and ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Holders of ADSs have fewer rights than shareholders and have to act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York Mellon, as depositary, or the custodian, is the registered shareholder of the deposited shares underlying the ADSs, and therefore you will generally have to exercise your shareholder rights through The Bank of New York Mellon. In certain cases, we may not ask The Bank of New York Mellon to ask you for instructions as to how you wish the shares underlying the ADSs evidenced by your ADRs voted. The Bank of New York Mellon will not ask you for voting instructions in the absence of written instructions from us to do so. In the event that we did not so instruct The Bank of New York Mellon, you could still instruct The Bank of New York Mellon how to vote if you otherwise learn of our upcoming shareholders’ meeting or vote by surrendering your ADSs, withdrawing your underlying shares, and then voting as ordinary shareholders. Even if we ask The Bank of New York Mellon to ask you for such instructions, it may not be possible for The Bank of New York Mellon to obtain these instructions from you in time for The Bank of New York Mellon to vote in accordance with such instructions. If The Bank of New York Mellon does not receive instructions from you, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative. This means you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you instructed.

In some cases, The Bank of New York Mellon may not make rights or other distributions available to ADS holders.

If we make a rights offer to holders of securities, The Bank of New York Mellon may make these rights available to you after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and The Bank of New York Mellon determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, you will receive no value for them.

Additionally, The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holder and we have no obligation to take any other action to permit a distribution. This means that you may not receive the distribution we make on ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

USE OF PROCEEDS

We expect to use the net proceeds from this offering to fund the feasibility studies for our Gounkoto and Massawa projects; to develop the Gounkoto and Massawa projects following approval by our board; and for other organic and corporate opportunities, including possible acquisitions.

In addition, if we enter into the Arrangement Agreement and consummate the acquisition of Moto, some of the net proceeds of this offering could be used to fund the development of the Moto Gold Project.

DIVIDENDS

We paid our third dividend since 2007 to ordinary shareholders in March 2009. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure requirements. We cannot guarantee that dividends will be paid in the future.

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.

CAPITALIZATION

The following table sets forth our actual short-term and long-term indebtedness, equity attributable to owners of the parent and total capitalization on a consolidated basis at June 30, 2009, and as adjusted to give effect to this offering and the application of the net proceeds of this offering at an assumed offering price of $65.48 per ordinary share, or $65.48 per ADS, as described in “Use of Proceeds.” The following table should be read in conjunction with “Use of Proceeds” and our unaudited condensed consolidated interim financial statements, including the related notes, appearing elsewhere in this prospectus.

	At June 30, 2009
	(Unaudited)
	Actual	As Adjusted
	(In thousands)

Total short-term indebtedness	$898	$898

Guaranteed, secured	898	898
Unguaranteed, secured	—	—
Guaranteed, unsecured	—	—
Unguaranteed, unsecured	—	—
Total long-term indebtedness	$797	$797

Guaranteed, secured	797	797
Unguaranteed, secured	—	—
Guaranteed, unsecured	—	—
Unguaranteed, unsecured	—	—
Equity attributable to owners of the parent
Share capital	3,841	4,091
Share premium	459,829	775,439
Retained earnings	262,013	262,013
Other reserves	(13,075)	(13,075)

Total equity attributable to owners of the parent	712,608	1,028,468

Total capitalization (equity attributable to owners of the parent plus total debt)	$714,303	$1,030,163

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our consolidated net tangible book value as of June 30, 2009 was $732 million, or $9.54 per ordinary share. Consolidated net tangible book value per share represents the total amount of our consolidated tangible assets reduced by the amount of our consolidated liabilities and divided by the number of ordinary shares outstanding on June 30, 2009. Our consolidated net tangible book value at June 30, 2009, after giving effect to the sale of 5,000,000 ordinary shares or ADSs in this offering at an assumed offering price of $65.48 per ordinary share, and after deducting underwriting discounts and estimated offering expenses, would be $1,048 million or $12.82 per share.

Without taking into account any other changes in such consolidated net tangible book value after June 30, 2009 except for the issuance and sale of ordinary shares in the form of ADSs offered by us in this offering at the assumed offering price of $65.48 per ADS, and after deduction of underwriting discounts and estimated aggregate offering expenses of this offering payable by us, our pro forma net tangible book value as of June 30, 2009 would have increased to $1,048 million or $12.82 per ordinary share and per ADS, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares, in the form of ordinary shares or ADSs, from us. This represents an immediate increase in net tangible book value of $3.28 per ordinary share and per ADS to the existing shareholder and an immediate dilution in net tangible book value of $52.66 per ordinary share and per ADS to investors purchasing ADSs in this offering.

The following table illustrates such per share dilution:

Public Offering Price per Share	US$

Consolidated net tangible book value per share as of June 30, 2009	9.54
Increase in consolidated net tangible book value per ordinary share or ADS attributable to new investors in this offering	3.28
Consolidated net tangible book value per ordinary share or ADS after this offering	12.82
Dilution per ordinary share or ADS to new investors	52.66

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares and ADSs in this offering:

					Average
	Ordinary Shares		Total		Price per
	Purchased		Consideration		Ordinary
	Number	Percent	Amount	Percent	Share or ADS
	(thousands)		(thousands)

Existing shareholders	76,780	94%	$584,914	64%	$7.62
New investors	5,000	6%	327,400	36%	$65.48

Total	81,780	100%	$912,314	100%

The above tables do not reflect any ordinary shares or ADSs that would be issued if we enter into the Arrangement Agreement and consummate the acquisition of Moto.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that our management believes is relevant to an assessment and understanding of our consolidated financial condition and results of operations.

This discussion should be read in conjunction with the more detailed information contained in “Operating and Financial Review and Prospects” included in our 2008 20-F incorporated by reference in this prospectus (which includes the audited consolidated financial statements) and the unaudited condensed consolidated interim financial statements that appear in this prospectus, including the notes hereto. The following unaudited information for the six month period ended June 30, 2009 and 2008 and as of June 30, 2009, have been derived from our unaudited condensed consolidated interim financial statements, including the related notes that appear elsewhere in this prospectus.

General

We earn substantially all of our revenue in US dollars and a large proportion of our costs are denominated or based in US dollars, excluding the Morila mining contract which is partially denominated in Euros. We also have South African Rand, Communauté Financière Africaine franc and Pound Sterling denominated costs, which are primarily wages and material and capital purchases.

Revenue

Substantially all of our revenue is derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See “Risk Factors — Risks Relating to Our Operations — The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely”.

We have followed a hedging strategy the aim of which is to secure a minimum price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have made use of hedging arrangements. Under the terms of the Morila project loan, we were required to hedge 50% of approximately 36% of Morila’s first 5 years of production. The last remaining hedges were closed out during 2004.

Our prior financing arrangements for the development of Loulo included provisions for gold price protection. Although the facility was fully repaid in December 2007, these instruments are still in place. At June 30, 2009, 79,248 ounces had been sold forward at an average price of $466 per ounce. This represents approximately 12% of planned production at Loulo for the period ending December 2010.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenue.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the six months ended June 30, 2009 and 2008.

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008

Average	$915	$911
High	989	1,011
Low	810	847
Average realized gold price*	834	831

*	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.

Costs and Expenses

Our operations currently comprise two operations mined by contractors. Milling operations are undertaken by the group’s own employees. Open pit mining activities ceased at Morila in April 2009 and the mine began the treatment of low grade stockpiles. Total cash costs in the six months ended June 30, 2009 as defined by guidance issued by the Gold Institute made up approximately 75% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 38% of total cash costs, with diesel and reagent costs making up 27% of total cash costs. Direct labor costs accounted for approximately 5% of total cash costs. A definition of total cash costs, as defined by the Gold Institute, is included in “Summary Consolidated Financial and Operating Data.”

Total costs increased by 6.6% from $136.3 million for the six months ended June 30, 2008 to $145.3 million for the six months ended June 30, 2009. The price of diesel acquired for Morila and Loulo has declined during 2009. The average price of fuel for the six months ended June 30, 2009 was $0.72 per liter, compared to $1.04 per liter for the six months ended June 30, 2008. Should these prices increase again in future, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Increased costs were in large part the result of movements in stockpiles at both Loulo and Morila. Ore was added to the stockpiles during the six months ended June 30, 2008 at both operations, while ore was taken from the stockpiles during the six months ended June 30, 2009 at both operations, in line with the mine plans.

The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

Loulo benefited from a three-year duty exemption period, which ended on November 8, 2008. Duties became payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this has the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs.

Operating results for six months ended June 30, 2009 and 2008

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

REVENUE
Gold sales on spot	$212,216	$199,253
Loss on matured hedges	(22,722)	(17,021)
Non-cash profit on roll forward of hedges	1,336	—

Total revenue	190,830	182,232
Other income	2,714	893

Total income	193,544	183,125

COSTS AND EXPENSES
Mine production costs	85,986	92,952
Movement in production inventory and ore stockpiles	1,600	(12,754)
Depreciation and amortization	13,311	11,390
Other mining and processing costs	8,635	6,490

Mining and processing costs	109,532	98,078
Transport and refining costs	778	1,234
Royalties	11,171	10,503
Exploration and corporate expenditure	23,823	26,505

Total costs	145,304	136,320

Finance income	979	6,859
Finance costs	(1,549)	(1,413)
Provision for financial assets	(4,975)	—

Finance (costs)/income — net	(5,545)	5,446

PROFIT BEFORE INCOME TAX	42,695	52,251
Income tax expense	(10,679)	(13,860)

PROFIT FOR THE PERIOD	32,016	38,391

Other comprehensive income
Cash flow hedges	14,781	544

Total comprehensive income for the period	46,797	38,935

Profit attributable to:
Owners of the parent	25,998	33,877
Non-controlling interests	6,018	4,514

	32,016	38,391

Total comprehensive income attributable to:
Owners of the parent	40,779	34,421
Non-controlling interests	6,018	4,514

	$46,797	$38,935

Basic earnings per share (US$)	0.34	0.44

Diluted earnings per share (US$)	0.33	0.43

Product Sales

Total revenue increased by 4.7% from $182.2 million for the six months ended June 30, 2008 to $190.8 million for the six months ended June 30, 2009. Gold sales on spot (net of inter-company sale eliminations) increased by 6.5% from the six months ended June 30, 2008, compared to the six months ended June 30, 2009. This was due mainly to a 5% increase in attributable ounces of gold sold. The average gold price received of $830 per ounce during the six months ended June 30, 2009 was consistent with the average gold price received of $833 per ounce during the six months ended June 30, 2008.

The loss incurred on matured hedges increased by 34% from $17 million for the six months ended June 30, 2008 to $22.7 million for the six months ended June 30, 2009. The increased loss was due to more ounces delivered into the hedge book during the six months ended June 30, 2009 (47,496 ounces), compared to the six month period ended June 30, 2008 (34,998 ounces), as well as a small increase in the average spot gold price.

The non-cash profit on roll forward of hedges of $1.3 million for the six months ended June 30, 2009, compared to $nil for the six months ended June 30, 2008, relates to the recycling of amounts accumulated in equity where losses were previously recognized on hedges that were rolled and have now been delivered into.

Other Income

Other income was $2.7 million for the six months ended June 30, 2009, compared to $0.9 million for the six months ended June 30, 2008. Other income includes management fees received from Morila (net of eliminations) since we assumed operatorship of the mine from February 15, 2008. Other income also includes net exchange gains on operational expenditure.

Cost and Expenses

Total Cash Costs per ounce

The following table sets out our total ounces produced and total cash cost and production cost per ounce for the six months ended June 30, 2009 and 2008 (for a definition of total cash costs, please see footnote 2 “Summary Consolidated Financial and Operating Data”):

	Six Months Ended June 30, (unaudited)
	2009		2008
	Ounces	$ Per Ounce	Ounces	$ Per Ounce

Morila (40% share) cash costs	73,911	423	85,898	395
Loulo (100% share) cash costs	158,087	491	133,350	483

Total ounces (attributable production)	231,998		219,248

Total cash costs per ounce($)		469		449
Total production cost per ounce($)*		527		501

*	Total production cost used in calculating total production cost per ounce comprises total cash costs plus depreciation and amortization cost, which is discussed below.

Our total cash costs per ounce increased $20 per ounce, or 4%, from $449 per ounce for the six months ended June 30, 2008 to $469 per ounce for the six months ended June 30, 2009. The increases in our costs were mainly the result of movements in stockpiles at both Loulo and Morila. Total cash cost per ounce includes these stockpile adjustments. Ore was added to the stockpiles during the six months ended June 30, 2008 at both operations, while ore was taken from the stockpiles during the six months ended June 30, 2009 at both operations, in line with the mine plans. The principal reason for this change results from the transition of in pit mining to stockpile treatment at Morila with the cessation of in pit mining in April 2009. The overall effect was a stockpile charge to costs of $3.2 million for the six months ended June 30, 2009 and a corresponding credit of $12.6 million to costs for the six months ended June 30, 2008.

The increase in costs was further due to higher mining rates following the new open pit mining agreement at Loulo entered into with effect from April 1, 2009, as well as higher use of reagents as a result of the higher copper content ore from Yalea opencast at Loulo during the second quarter of 2009. The increase in total cash costs per ounce was partially offset by the increase in ounces produced of 6% from 219,248 ounces for the six months ended June 30, 2008 to 231,998 ounces for the six months ended June 30, 2009.

Royalties increased by $0.7 million, or 7%, from $10.5 million for the six months ended June 30, 2008 to $11.2 million for the six months ended June 30, 2009. The increased royalties reflect increased gold sales.

We incur other mining and processing costs consisting of expenses associated with providing for mine administration support services to the Morila and Loulo mine. These charges increased to $8.6 million for the six months ended June 30, 2009 from $6.5 million for the six months ended June 30, 2008. The increase relates to an increase in insurance cost at Loulo, as well as an increase in duty taxes at Loulo following the end of the exoneration period on November 8, 2008.

Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2009 was $13.3 million, compared to $11.4 million for the six months ended June 30, 2008. This includes depreciation charges for both operations, and the increase reflects the capital expenditures for the underground development at Loulo, as well as capital expenditure to increase processing capacity at Loulo.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $23.8 million for the six months ended June 30, 2009, compared to $26.5 million for the six months ended June 30, 2008. The six months ended June 30, 2008 reflects a higher level of executive bonuses as a result of the substantial growth in our share price during the first quarter of 2008. The reduction in corporate and exploration expenditure of $2.7 million in the six months ended June 30, 2009 is furthermore the result of changes in executive director’s employment contracts as well as amendments in the formulae for the calculation of executive bonuses.

Finance Income

Finance income consists primarily of interest received on cash held at banks, as well as exchange gains on financing activities. Finance income of $1.0 million for the six months ended June 30, 2009 decreased from $6.9 million for the six months ended June 30, 2008. Finance income for the six months ended June 30, 2008 included an exchange gain of $2.1 million relating primarily to the appreciation of euro denominated cash investments against the dollar. The effective interest rate for the six months ended June 30, 2009 of 1.1% was lower than the 2.6% which was achieved during the six months ended June 30, 2008.

Finance Costs

Finance costs for the six months ended June 30, 2009 were $1.5 million compared to the finance costs for the six months ended June 30, 2008 of $1.4 million and consisted mainly of interest on the Morila power plant and oxygen plant finance leases, as well as the Loulo CAT finance lease. The Loulo CAT finance lease was fully repaid in May 2009. Finance costs for the six months ended June 30, 2009 also include an exchange loss of $0.6 million on financing activities, as a result of the movements of cash investments denominated in currencies other than the dollar.

Provision for Financial Assets

At the end of 2007, we transferred $49.0 million from cash and cash equivalents to available-for-sale financial assets which was attributable to our portfolio of ARS. The trading market for these instruments has become substantially illiquid as a result of the unusual conditions in the credit markets. During the second half of 2008 and the first six months of 2009, following the deterioration of the underlying credit ratings of the collateral of certain of the ARS and as a result of applying the mark-to-model valuation methodology as at June 30, 2009, a further impairment of $5.0 million was made during the first six months ended June 20, 2009 ($10.4 million was provided during the second half of 2008). As previously disclosed, we believe that we have been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which we were invested. Consequently, we have engaged legal counsel and in October 2008 we commenced arbitration proceedings against the bank and the brokers for their misconduct. These individuals are the subject of criminal proceedings instigated by the US government, in which we have co operated with the U.S. Department of Justice, and regulatory proceedings instigated by the SEC, which we believe reinforce our position. There can be no assurance that we will be successful in our actions against the bank or the individual brokers, and consequently we have not relied upon this for the determination of the provision.

Income Tax Expense

The income tax expense amounted to $10.7 million for the six months ended June 30, 2009 and $13.9 million for the six months ended June 30, 2008. The decrease in the tax expense was the result of the decrease in profit before tax at Morila SA for the six months ended June 30, 2009 compared to the corresponding period in 2008. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali which commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Non-controlling interest

The non-controlling interests for the six months ended June 30, 2009 and June 30, 2008 represents the 20% minority share of the profits of Loulo.

Liquidity and Capital Resources for Six months ended June 30, 2009 and 2008

An analysis of the cash flows for the six month periods ended June 30, 2009 and June 30, 2008 is set out below:

	Six Months Ended	Six Months Ended
	June 30, 2009	June. 30, 2008
	(Unaudited)	(Unaudited)
	(In thousands)

Profit for the period	$32,016	$38,391
Income tax expense	10,679	13,860

Profit before income tax	42,695	52,251
Adjustment for non-cash items	21,679	14,303
Effects of changes in operating working capital items	(13,071)	(33,052)

Receivables	(14,815)	(2,754)
Inventories and ore stockpiles	(2,618)	(17,633)
Trade and other payables	4,362	(12,665)

Income tax paid	(5,450)	(5,169)

Net cash generated from operating activities	45,853	28,333

Net cash used by investing activities	(75,015)	(37,654)
Additions to property, plant and equipment	(75,015)	(37,654)

Net cash used by financing activities	(8,482)	(9,537)
Ordinary shares issued	2,692	1,004
Long-term loans repaid	(1,207)	(1,387)
Dividends paid	(9,967)	(9,154)

Net decrease in cash and cash equivalents	$(37,644)	$(18,858)

Cash and cash equivalents at beginning of period	$257,631	$294,183
Cash and cash equivalents at end of period	$219,987	$275,325

Operating Activities

Net cash generated from operating activities was $45.9 million for the six months ended June 30, 2009, compared to $28.3 million for the six months ended June 30, 2008. The $17.6 million increase was due mainly to changes in stockpiles at Loulo and Morila for the six months ended June 30, 2009, compared to the six months ended June 30, 2008, as well as closer management of trade payables at Loulo for the comparative periods.

The increase in the adjustment for non-cash items is attributable to a $5 million non-cash impairment to ARS during the six months ended June 30, 2009 (2008: $0.0), as well as a $2.0 million increase in the non-cash adjustment of share-based payments due to the increase in the cost of options granted to employees.

Receivables increased by $14.8 million during the six months ended June 30, 2009 due mainly to the increase in TVA balances at Loulo following the end of the exoneration period on November 8, 2008.

Inventories and ore stockpiles increased by $17.6 million during the six months ended June 30, 2008 as a result of increases in stockpiles at both Morila and Loulo in line with the life of mine plans.

Inventories and ore stockpiles increased by $2.6 million during the six months ended June 30, 2009 due to increases in mining strategic stocks, reagent and grinding media at Loulo, due to increased demand for supplies and insurance spares resulting from the expansion of operations .

Trade and other payables decreased significantly by $12.7 million during the six months ended June 30, 2008 due to the accounts payable balances in December 2007 including accruals related to the equity placing in December 2007, which was subsequently settled.

Trade and other payables increased by $4.4 million during the six months ended June 30, 2009 mainly as a result of the timing of payments of creditors and closer management of trade creditors at Loulo.

Investing

Investing activities for the six months ended June 30, 2009 comprised $75 million of capital expenditure compared to $37.7 million for the six months ended June 30, 2008. Investing activities for both periods relates to capital expenditure incurred on the underground development work at Loulo, power plant expansion, upgrades to the crushing plant and expenditure on the overland conveyer, stockpile and tailings facilities at Loulo, as well as expenditure related to the Tongon project. The increase of $37.3 million is mainly the result of increased capital expenditure incurred on the Tongon project during the six months ended June 30, 2009 ($28.9 million expenditure), compared to $5.7 million for the corresponding period in 2008, as well as increased expenditure on the underground projects of Yalea and Gara at Loulo during 2009.

We believe that based on our current cash and cash equivalents balance of $220.0 million at June 30, 2009 and expected operating cash flows, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, or our ability to fund our operations.

Financing

Financing activities for the six months ended June 30, 2009 utilized $8.5 million. This was mainly due to the payment of dividends to our shareholders amounting to $10.0 million.

Financing activities for the six months ended June 30, 2008 utilized $9.5 million. This was mainly due to the payment of dividends to our shareholders amounting to $9.2 million.

Credit and Loan Facilities

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at June 30, 2009 was approximately 25% (2008: 33%) per annum. Our attributable share of this finance lease obligation amounted to $1.4 million at June 30, 2009 and $1.8 million at December 31, 2008. We have guaranteed the repayment of the lease.

Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at June 30, 2009 stood at approximately 3.09%. (2008: 3.09%).

Somilo SA has a $0.6 million loan from the Government of Mali at June 30, 2009. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.

The Loulo project finance loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who were joined in the facility by Absa Bank and HVB Group, and was repayable through September 2009.

The Loulo project finance facility was replaced in May of 2007 with a $60 million corporate revolving credit facility to Randgold Resources (Somilo) Limited. The facility was with NM Rothschild, Société Générale, Fortis and Barclays. It carried interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The facility was fully repaid in December 2007. The corporate facility remains in place should it be required. The maximum amounts available under the facility are: prior to November 1, 2009 — $60 million; up to May 1, 2010 — $48 million; up to November 1, 2010 — $36 million; up to May 1, 2011 — $24 million.

Loulo has a Euro denominated Caterpillar finance facility relating to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo) Limited, we jointly guaranteed the repayment of this lease. The loan was fully repaid in May 2009.

Equity Attributable to Owners of the Parent and Gross Indebtedness as at June 30, 2009

The following table sets out our equity attributable to owners of the parent and gross indebtedness. The figures for June 30, 2009 have been derived from our unaudited condensed consolidated interim financial statements.

At June 30, 2009
(Unaudited)
(In thousands)

Total current debt
Guaranteed	$—
Secured	898

898

Long term borrowings (excluding current portion of long term borrowings)
Guaranteed	—
Secured	797

797

Total gross indebtedness	1,695
Equity attributable to owners of the parent (excluding accumulated profit)
Share capital	3,841
Share premium	459,829
Other reserves	(13,075)

Equity attributable to owners of the parent	450,595

Total equity attributable to owners of the parent and gross indebtedness	$452,290

The following schedule sets out our net indebtedness. The figures for June 30, 2009 have been derived from our unaudited condensed consolidated interim financial statements.

At June 30, 2009
(Unaudited)
(In thousands)

Cash and cash equivalents	$219,987

Liquidity	219,987
Current portion of long term borrowings	(898)

Current Financial Debt	(898)

Net Current Financial Indebtedness	219,089
Non-current bank loans	—
Long term borrowings	(797)

Non-current Financial Indebtedness	(797)

Net cash	$218,292

Risk Management and Treasury Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of significant capital expansion and debt and we are sometimes required to do so under debt financing arrangements. The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

We use hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments have been required by the terms of our Morila and Loulo loans.

The Morila hedge book was closed out in 2004.

The Loulo project finance loan was entered into in 2004 with a consortium of financial lenders, namely, Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group, and had as a requirement that some hedging be put in place. The intended effect of the hedging transactions was to lock in a fixed sale price for some of our future gold production, and reduce the adverse impact of a future fall in gold prices.

Somilo’s hedging is administered by our finance department which acts upon the recommendations of a treasury committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan and our hedging arrangements were with a consortium of financial lenders: Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan had in early May 2007 been replaced by a Revolving Credit Facility.

The consortium of financial lenders in the Revolving Credit Facility are Rothschild, SG Corporate and Investment Bank, Barclays Bank and Fortis Bank. The Revolving Credit Facility does not require any minimum hedging levels, but all hedging contracts are assigned to the consortium of financial lenders as well as those banks we have hedging arrangements with as part of a security package.

All of Somilo’s derivative transactions previously had to be in compliance with the terms and conditions of the Loulo loan agreement. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. In terms of the Revolving Credit Facility Agreement, derivative transactions in the group are limited to 75% of group production.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At June 30, 2009, 79,248 ounces remained, sold forward at an average forward price of $466 per ounce. At December 31, 2008, 126,744 ounces had been sold forward at an average price of $456 per ounce.

These derivatives are accounted for in accordance with International Accounting Standard 39, “Financial Instruments: Recognition and Measurement”. Under IAS 39, all these derivatives are recognized on the balance sheet at their fair value.

On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). The derivatives held as at June 30, 2009 and at December 31, 2008 were all being accounted for as cash flow hedges.

We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. We formally assess, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the six months ended June 30, 2009 and the six months ended June 30, 2008 are as follows:

	Six Months Ended June 30,
	(Unaudited)
	2009	2008
	(In thousands)

Area
Rest of Africa	$132	$98
Burkina Faso	335	1,541
Mali	2,596	2,567
Tanzania	177	602
Côte d’Ivoire	1,433	1,528
Senegal	4,928	2,435
Ghana	194	487

Total exploration expenditure	$9,795	$9,258
Corporate expenditure	14,028	17,247

Total exploration and corporate expenditure	$23,823	$26,505

The main focus of exploration work is on our advanced projects in western Mali, around Morila, and in Senegal, Burkina Faso, Tanzania, Côte d’Ivoire and Ghana.

Site establishment is nearing completion at Tongon in Côte d’Ivoire ahead of the ramp-up of the main construction program, with earthworks for the water storage nearing completion, as well as the basis for the Carbon In Leach tanks having been excavated and concrete poured. Progress has been made regarding the approval of the mining convention.

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as of June 30, 2009 are set out below (unaudited):

		Less than 1			More than
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	5 Years
		(In thousands)

Long term borrowings(1)	$2,383	$1,286	$1,097	$—	$—
Operating lease obligations	2,422	346	692	692	692
Financial liabilities — forward gold sales	37,019	26,496	10,523	—	—
Provision for environmental rehabilitation	14,076	—	—	—	14,076
Loans from minority shareholders in subsidiaries	2,893	—	—	2,893	—

Total contractual cash obligations	$58,793	$28,128	$12,312	$3,585	$14,768

Contracts for capital expenditure as at June 30, 2009 amounted $50.3 million

(1)	This relates to finance lease obligations and includes total interest of $0.7 million calculated at the interest rate existing at June 30, 2009.

DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors

D. Mark Bristow (50) Chief Executive Officer. We were founded on Dr. Bristow’s pioneering work in West Africa. He has subsequently led our growth through the discovery and development of world-class assets into a major gold mining business with a market capitalization of more than $4.5 billion. He also played a significant part in promoting the emergence of a sustainable mining industry in West Africa. A geologist with more than 26 years’ experience in the mining industry and a PhD from Natal University, he has held board positions at a number of global mining companies, and is currently a non-executive director of Rockwell Resources International. Dr. Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies.

Graham P. Shuttleworth (40) Chief Financial Officer; Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director on July 1, 2007 but has been associated with Randgold Resources since its inception, initially as part of the management team involved in our listing on the London Stock Exchange in 1997, and subsequently as an adviser. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new position with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our Nasdaq listing, our bid for Ashanti Goldfields and our 2005 equity offering.

Non-Executive Directors

Philippe Liétard (60) Non-Executive Chairman; Mr. Liétard was appointed a director in February 1998. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.

Norborne P. Cole (67) Non-Executive Director. Chairman of the remuneration committee and member of the nomination and governance committee. Mr. Cole was appointed a director in May 2006. Mr. Cole was CEO of Coca-Cola Amatil based in Sydney, Australia until 1998. Currently he is vice-chairman of Silver Eagle Distributers of Houston, Texas and a director of Lancer Corporation and Papa John’s International Inc. Mr. Cole was appointed senior independent director on May 5, 2009.

Christopher L. Coleman (41) Non-Executive Director; member of the nomination and governance, remuneration and audit committees. Mr. Coleman is co-head of banking at N M Rothschild, a director of N M Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. Mr. Coleman has served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He was appointed a director in November 2008.

Robert I. Israel (59) Non-Executive Director; Member of the nomination and governance committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Advisers, LLP. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 29 years of experience in corporate finance, especially in the natural resources sector.

Karl Voltaire (58) Non-Executive Director; Chairman of the audit committee since May 5, 2009 and member of the remuneration committee. Dr. Voltaire was appointed a director in May 2006. He holds a Ph.D in finance from the University of Chicago. He is currently the CEO of The Nelson Mandela Institute and was previously a director of the African Development Bank. Dr. Voltaire was formerly with the International Finance Corporation where he was the director in charge of Global Financial Markets.

Jonathan K. Walden (56) Non-Executive Director; Member of the audit committee. Mr. Walden is Senior independent director of Morgan Sindall plc. He was formerly the managing director of Lex Vehicle Leasing, a subsidiary of HBOS and a main board director at RAC plc. He was appointed a director in November 2008.

Executive Officers

David Haddon (51) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 24 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Paul Harbidge (39) General Manager — Exploration. Mr. Harbidge is a geologist with 16 years’ experience, mainly in West Africa. He joined us in 2000 and was appointed exploration manager in 2004 and general manager — exploration in November 2006.

Bill Houston (61) General Manager — Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 28 years of human resources experience. He is a director of Morila SA, Somilo SA and Seven Bridges Trading 14 (Pty) Limited.

Amadou Konta (51) General Manager — Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.

Victor Matfield (44) General Manager — Corporate Finance. Mr. Matfield is a chartered accountant with 16 years’ experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Chris Prinsloo (58) General Manager — Commercial and Operations. Mr. Prinsloo was appointed general manager commercial and operations in April 2009 and prior to that he was group financial manager. He has 36 years of experience in the mining industry. He is a director of Somilo SA and Morila SA.

Rodney Quick (37) General Manager — Project Development, Evaluation and Environment. Mr. Quick is a geologist with 15 years’ experience in the gold mining industry. Since joining us in 1996, he has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon deposits and was appointed the Somilo resource manager in 2006. He is now responsible for all project development, evaluation and environmental issues.

Mahamadou Samaké (61) General Manager — Randgold Resources West Africa. Mr. Samaké is the general manager for West Africa and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.

John Steele (48) General Manager — Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Tongon construction project.

Samba Touré (55) General Manager — Morila. Mr. Touré has a masters degree in chemical engineering and geochemistry and was part of the team that set up Mali’s first research laboratory for the mining and petroleum industries in 1985. As country manager for BHP Minerals, he oversaw that company’s exploration programs in West Africa. He joined Morila in 2000 and was promoted to operations manager in 2004 and general manager in 2007.

Tania de Welzim (33) Chief Accounting Officer; Group Financial Manager. Ms. de Welzim was appointed group financial manager in April 2009 and prior to that she was group financial controller. She is a chartered accountant with ten years’ experience in finance including eight years in the mining industry. She is responsible for financial reporting in the group as well as internal control procedures.

Luiz Correia (47): Operations Manager. A metallurgist with 21 years’ experience in the gold mining industry, Mr. Correia has BSc Eng and BCom degrees. He joined us in 2005 and in 2006 was appointed operations manager responsible for the mining, planning, processing, maintenance and engineering functions at Loulo.

Philip Pretorius (45): Human Resources Manager. Mr. Pretorius joined us in 2008, bringing with him 20 years of human resources experience of which the last 13 years were spent exclusively dealing with the West African gold mining industry. He has been involved in establishing various gold mining projects in Mali. He holds a post-graduate diploma in management practices from the University of Cape Town.

Lois Wark (54): Group Corporate Communications Manager. A member of our team since our inception who assumed management of the cartography department in 1995, Ms. Wark is responsible for the coordination of the group’s communication and investor relations programs as well as for the management of its South African subsidiary, Seven Bridges. She holds a diploma in land surveying: cadastral and topographical.

Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. Our officers who are also directors retire as directors in terms of the Articles of Association, but their service as officers is regulated by standard industry employment agreements.

PRINCIPAL SHAREHOLDERS

Major Shareholders

As of June 30, 2009, our issued share capital consisted of 76,788,150 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2009, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of June 30, 2009, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%

D.M. Bristow	657,584	0.86
G.P. Shuttleworth(1)	24,000	0.03
N.P. Cole, Jr.	2,265	0.00
C.L. Coleman	1,800	0.00
R.I. Israel	40,201	0.05
P. Liétard	31,765	0.04
K. Voltaire	2,265	0.00
J.K. Walden	400	0.00
BNY (Nominees) Limited(2) 30 Cannon Street London EC4M XH	55,652,796	72.48
Wells Fargo & Company(3) 420 Montgomery Street San Francisco, CA 94104	6,470,274	8.43
FMR LLC(4) 82 Devonshire Street Boston, MA 02109	11,476,298	14.95
Directors and executive officers(5)	762,182	0.99

(1)	Mr. G.P. Shuttleworth was awarded 36,000 restricted shares in terms of his employment contract. The first tranche of 12,000 shares vested on July 1, 2008 and the second tranche vested on July 1, 2009.

(2)	Shares held by BNY (Nominees) Ltd are held for, and on behalf of, our ADS holders.

(3)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission on May 1, 2009 that its beneficial ownership in us amounted to 6,470,274 ordinary shares (8.44%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(4)	FMR LLC reported in its Schedule 13G filed with the Securities and Exchange Commission that as at February 17, 2009 its beneficial ownership in us amounted to 11,476,298 ordinary shares (15%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(5)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of June 30, 2009, there was 1 record holder of our ordinary shares in the United States, holding an aggregate of 31,765 ordinary shares or 0.04%.

As of June 30, 2009, there were 38 record holders of our ADSs in the United States, holding an aggregate of 55,652,796 ADSs or 72.48%.

MARKET INFORMATION

Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs trade in the United States on the Nasdaq Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. The ADSs are delivered by The Bank of New York Mellon, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADSs, as reported by the Nasdaq Global Select Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in US dollars. The ADSs continue to be quoted on the London Stock Exchange and the Nasdaq Global Select Market in US dollars.

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)

December 31, 2008	30.00	15.57	55.65	23.45
December 31, 2007	19.50	10.53	38.86	21.04
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)

2009
Second Quarter	44.49	28.23	73.96	41.59
First Quarter	37.76	25.10	54.35	36.65
2008
Fourth Quarter	30.00	15.57	44.68	23.45
Third Quarter	27.47	18.00	54.73	32.47
Second Quarter	28.03	19.19	55.26	37.28
First Quarter	27.59	18.62	55.65	37.22
2007
Fourth Quarter	19.50	15.06	38.86	30.90
Third Quarter	16.60	10.60	33.24	21.62
Second Quarter	13.00	10.53	26.24	21.41
First Quarter	12.47	10.79	24.68	21.04

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£)	Low (£)	High ($)	Low ($)

2009
July (through July 24)	40.80	35.98	67.25	58.02
June	44.49	38.48	73.96	61.65
May	43.97	33.33	69.88	49.56
April	38.83	28.23	56.89	41.59
March	37.76	30.00	54.35	43.34
February	34.98	30.30	50.08	42.37
January	31.75	25.10	45.75	36.76

DESCRIPTION OF OUR MEMORANDUM
AND ARTICLES OF ASSOCIATION AND ORDINARY SHARES

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each, of which 78,788,150 were issued as of June 30, 2009 and 23,211,185 were available for issue.

At the annual general meeting held on April 28, 2008, shareholders approved a resolution which authorized an increase in the authorized share capital of the company from $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each to $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each.

At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,263,385 to 58,526,770 ordinary shares with effect from June 11, 2004. None of our shares have any redemption rights.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have all the powers of a natural person including but not limited to the power to carry on mining, exploration or prospecting.

Changes in Capital or Objects and Powers

Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	sub-divide all or any part of our shares having a par value;

•	convert any of our issued or unissued shares into shares of another class;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce the authorized share capital;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.

Articles of Association

We adopted our Articles of Association by special resolution passed on June 24, 1997. Our Articles of Association include provisions to the following effect:

General Meeting of Shareholders

We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year. No more than eighteen months may elapse between the date of one annual general meeting and the next.

Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days’ notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s marketplace rules, which apply to all companies listed on the Nasdaq Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1 / 3% of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our independent accountants;

•	the election of directors; and

•	the appointment of independent auditors.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

Unless we otherwise determine, no shareholder is entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a shareholder in respect of any share held by him unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses, if any, have been paid to us.

Dividends

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

Ownership Limitations

Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

Distribution of Assets on a Winding-Up

If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the dividend shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders as he with the like sanction shall determine but no shareholder shall be compelled to accept any assets on which there is a liability.

Transfer of Shares

Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.

We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

•	it is in respect of a share which is fully paid up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so; provided that we shall not refuse to register any transfer of partly paid shares which are listed on the grounds they are partly paid shares in circumstances where our refusal would prevent dealings in those shares from taking place on an open and proper basis.

Variation of Rights

If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a resolution passed by the holders of not less than three-quarters in nominal value of the issued shares of that class at a separate general meeting of the holders of shares of the class. The quorum at that meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class in question and at an adjourned meeting not less than one person holding shares of the class in question or his proxy.

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking equally in all respects, except as to the date from which those new shares shall rank for dividend, with or subsequent to those already issued or by the reduction of the capital paid up on those shares or by the purchase or redemption by us of our own shares in accordance with the provisions of the 1991 Law and the Articles.

Capital Calls

Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days’ notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.

If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay all costs, charges and expenses of ours in connection with the non-payment, including interest on the unpaid amount, if requested by us.

Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present and vote at any general meeting, or be included in a quorum, or to exercise any other right or privilege as a shareholder unless and until any outstanding calls in respect of his shares are paid.

Borrowing Powers

We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law, to create and issue debenture and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Issue of Shares and Preemptive Rights

Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with those preferred, deferred or other special rights or restrictions regarding dividends, voting, transfer, return of capital or other matters as we may from time to time determine by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. Subject to the provisions of the 1991 Law the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount.

There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association.

Meetings of the Board of Directors

Any director may, and the secretary at the request of a director shall, call a board meeting at any time on reasonable notice. A director may waive this notice requirement.

Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two persons, each being a director or an alternate director. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.

Our board of directors may delegate or entrust to and confer on any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. Our board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors and one or more other persons, provided that a majority of the members of the committee should be directors.

Remuneration of Directors

Our directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $300,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by us, and may be in addition to or in lieu of any fee payable to him for his services as director.

Pensions and Gratuities for Directors

We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependants.

Directors’ Interests in Contracts

Subject to the provisions of the 1991 Law and provided that his interest is disclosed as soon as practicable after a director becomes aware of the circumstances which gave rise to his duty to disclose in accordance with the Articles of Association, a director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with us, or in which we are otherwise interested, may hold any other office or place of profit under us (except that of auditor of, or of a subsidiary of ours) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for us, and in any such case on such terms as to remuneration and otherwise as we may arrange, and may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by us or in which we are otherwise interested and shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement, transaction or proposal.

No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

Restrictions on Directors’ Voting

Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or will be a party and in which he has an interest which (together with an interest of any person connected with him) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us, unless the resolution concerns any of the following matters:

•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•	any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in 1% or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

•	any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

A director shall not vote or be counted in the quorum for any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or termination) as the holder of any office or place of profit with us or any company in which we are interested.

Number of Directors

Unless and until otherwise determined by a special resolution, the number of directors shall be not less than two or more than 20.

Directors’ Appointment and Retirement by Rotation

Directors may be appointed by ordinary shareholder resolution or by the board. If appointed by ordinary resolution, a director holds office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

At each annual general meeting, one-third of the directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. Subject to the provisions of the 1991 Law and to the Articles, the directors to retire will, first, be any director who wishes to retire and not offer himself for re-election and secondly, will be those who have been longest in office since their last appointment or re-appointment, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. There is no age limit imposed upon directors.

Untraced Shareholders

Subject to the Articles, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest.

CREST

The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association already provide for our shares to be held in uncertificated form under the CREST system.

Purchase of Shares

Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares from any source, but only if they are fully paid.

Non-Jersey Shareholders

There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority’s decision. There may also be common law personal actions available to our shareholders.

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.

Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders.

The court has wide powers within its inherent jurisdiction and a shareholder could successfully bring an action in a variety of circumstances. Although there is no statutory definition of unfairly prejudicial conduct, authority suggests that it includes oppression and discrimination and that the test is objective.

There are no provisions in our Memorandum or Articles of Association concerning changes of capital where these provisions would be considered more restrictive than that required by the 1991 Law.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

This section summarizes the material provisions of the Deposit Agreement, dated as of July 1, 1997, and amended and restated as of June 26, 2002, and further amended and restated as of July 10, 2002, among us, The Bank of New York Mellon, as depositary, and all registered owners and holders from time to time of ADRs issued under the Deposit Agreement. All references in this section to The Bank of New York Mellon refer to The Bank of New York Mellon or its successor in the capacity of depositary under the Deposit Agreement.

A copy of the Deposit Agreement, including the form of ADR, has been filed as an exhibit to the registration statement of which this prospectus forms a part. A copy of the Deposit Agreement will be available for inspection at the Corporate Trust Office of The Bank of New York Mellon, currently located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

The Bank of New York Mellon is incorporated and operates under the laws of the State of New York. The Bank of New York Mellon is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Bank of New York Mellon was constituted in 1784 in the State of New York. It does not have a registration number. It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a New York corporation.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Jersey law governs shareholder rights. The Bank of New York Mellon will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon as depositary. New York law governs the deposit agreement and the ADSs.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The ADRs evidence ADSs, which in turn represent ownership interests in:

•	ordinary shares deposited with the custodian, currently the London, England office of The Bank of New York Mellon, and the rights attributable to those ordinary shares; and

•	securities, cash or other property received by The Bank of New York Mellon or by the custodian in respect of the ordinary shares deposited with the custodian, but not distributed to ADS owners.

Share Dividends and Other Distributions

How will you Receive Dividends and other Distributions on Shares?

The Bank of New York Mellon will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the ADSs evidenced by your ADRs represent.

Cash

The Bank of New York Mellon will convert any cash dividend or distribution that we pay on the ordinary shares, if in a foreign currency, into US dollars. If any government approval of the conversion is needed and cannot be obtained or is not obtained within a reasonable amount of time, or if the conversion is otherwise not possible on a reasonable basis, The Bank of New York Mellon may distribute the foreign currency only to those ADS holders to whom it is possible to do so or may hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. The Bank of New York Mellon may hold the foreign currency without investing it, and will not be required to pay you any interest if it does so.

Before making a distribution, The Bank of New York Mellon will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole US dollars and cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

The Bank of New York Mellon may, and will if we so request, distribute new ADSs representing any ordinary shares that we distribute as a dividend or free distribution, if we furnish The Bank of New York Mellon promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds to the holders entitled to those shares. If The Bank of New York Mellon does not distribute additional cash or ADSs, the outstanding ADSs will also represent the new ordinary shares. Each ADS currently represents one ordinary share.

Rights

If we offer holders of securities any rights, including rights to subscribe for additional ordinary shares, The Bank of New York Mellon may make these rights available to you and has the authority to set the procedures for any offer to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York Mellon determines that it is practical to sell the rights, The Bank of New York Mellon may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York Mellon makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York Mellon will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay The Bank of New York Mellon the exercise price and any charges the rights require you to pay.

The Bank of New York Mellon will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you.

Other Distributions

The Bank of New York Mellon will send to you any other property that we distribute on deposited securities by any means The Bank of New York Mellon thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what we distributed; for example by public or private sale, and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what we distributed, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holder. For example, The Bank of New York Mellon may decide that a distribution of cash to ADS holders is illegal where any applicable foreign currency control would prohibit it, or that a share or rights distribution to ADS holders is illegal if the underlying securities have not been registered or are not being offered under an available exemption from registration requirements. A distribution to ADS holders may be impractical if we do not give timely or sufficient notice of the proposed distribution to The Bank of New York Mellon or if the costs of the distribution exceed the value the holders would receive from the distribution. We will have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How does The Bank of New York Mellon deliver ADSs?

The Bank of New York Mellon will deliver the ADSs that you are entitled to receive against deposit of the underlying ordinary shares represented by the ADSs. The Bank of New York Mellon will deliver additional ADSs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to The Bank of New York Mellon of any necessary approvals of the governmental agency in Jersey, if any, which is responsible for regulating currency exchange at that time. If required by The Bank of New York Mellon, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends on other property. Upon payment of its fees and of any taxes or charges, The Bank of New York Mellon will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its Corporate Trust Office to the persons you request.

How do you cancel an ADS and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADSs at the Corporate Trust Office of The Bank of New York Mellon. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, The Bank of New York Mellon will deliver the deposited securities underlying the ADSs evidenced by the surrendered ADRs to an account designated by you at the office of the custodian. At your request, risk and expense, The Bank of New York Mellon may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities underlying the ADSs evidenced by your ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York Mellon.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADSs or notice of a meeting of holders of ordinary shares or other deposited securities is made, The Bank of New York Mellon will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting of Deposited Securities

How do you Vote?

If you are an ADS holder on a record date fixed by The Bank of New York Mellon, you may instruct The Bank of New York Mellon how to exercise the voting rights of the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares or other deposited securities. However, you may not know about the meeting enough in advance to withdraw the ordinary shares or other deposited securities.

If we ask for your instructions, The Bank of New York Mellon will notify you of the upcoming meeting and arrange to deliver the relevant materials to you. The materials will:

•	include all information included with the meeting notice sent by us to The Bank of New York Mellon;

•	explain how you may instruct The Bank of New York Mellon to vote the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs as you direct; and

•	include a voting instruction card and any other information required under Jersey law that we and The Bank of New York Mellon will prepare.

For instructions to be valid, The Bank of New York Mellon must receive them on or before the date established by The Bank of New York Mellon. The Bank of New York Mellon will try, to the extent practical, subject to applicable law and the provisions of our Articles of Association, to vote or have its agents vote the underlying ordinary shares or other deposited securities as you instruct. The Bank of New York Mellon will only vote, or attempt to vote, as you instruct. However, if The Bank of New York Mellon does not receive your voting instructions, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative.

We cannot assure that you will receive the voting materials or otherwise learn of a shareholders’ meeting in time to ensure that you can instruct The Bank of New York Mellon to vote your underlying ordinary shares or other deposited securities. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you requested.

Inspection of Transfer Books

The Bank of New York Mellon will keep books for the registration and transfer of ADSs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to us, the Deposit Agreement or the ADSs.

Reports and Other Communications

The Bank of New York Mellon will make available for your inspection any reports or communications, including any proxy material, received from us, as long as these materials are received by The Bank of New York Mellon as the holder of the ordinary shares or other deposited securities underlying the ADSs and are generally available to our shareholders. At our written request, The Bank of New York Mellon will also send copies of reports, notices and communications to you.

Fees and Expenses

The Bank of New York Mellon will charge any party depositing or withdrawing ordinary shares or other deposited securities or any party surrendering ADSs or to whom ADSs are delivered:

For:		ADS Holders Must Pay:

•	each issuance of an ADS, including as a result of a distribution of shares or rights or other property or upon exercise of a warrant	•	$5.00 or less per 100 ADSs or portion thereof

•	each surrender of an ADS for withdrawal of the ordinary shares and other deposited securities underlying the ADS evidenced by the surrendered ADR, including if the Deposit Agreement is terminated	•	$5.00 or less per 100 ADSs or portion thereof

•	each cash distribution pursuant to the Deposit Agreement	•	$0.02 or less per ADS or portion thereof

•	depositary services	•	$0.02 or less per ADS or portion thereof, which will accrue on December 31 of each year, except in years in which the fee described in the preceding bullet point was charged

•	transfer and registration of shares on our share register from your name to the name of The Bank of New York Mellon or its agent when you deposit, substitute or withdraw ordinary shares	•	registration or transfer fees

•	conversion of foreign currency to US dollars	•	expenses of The Bank of New York Mellon

•	cable, telex and facsimile transmission expenses, expressly provided in the Deposit Agreement	•	expenses of The Bank of New York Mellon

•	as necessary	•	taxes and governmental charges The Bank of New York Mellon or custodian has to pay on any ADS or ordinary share or other deposited security underlying an ADS; for example, withholding taxes, stamp duty or stock transfer taxes

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the ordinary shares and any other deposited securities underlying your ADSs. The Bank of New York Mellon may:

•	deduct the amount of any taxes owed from any payments to you;

•	restrict or refuse the transfer of your ADSs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on the ADSs evidenced by your ADRs or underlying ordinary shares or other deposited securities; or

•	sell ordinary shares or deposited securities to pay any taxes owed, in which case you will remain liable if the proceeds of the sale are not enough to pay the taxes.

If The Bank of New York Mellon sells deposited securities, it will, if appropriate, reduce the number of ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the par value of any of our ordinary shares;

•	reclassify, split or consolidate any of our ordinary shares;

•	distribute securities on any of our ordinary shares that are not distributed to you; or

•	recapitalize, reorganize, merge, consolidate, sell our assets, or take any similar action, then the cash, shares or other securities received by The Bank of New York Mellon will become new deposited securities under the Deposit Agreement, and each ADS evidenced by your ADRs will automatically represent the right to receive a proportional interest in the new deposited securities. The Bank of New York Mellon may and will, if we ask it to, distribute new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination of the Deposit Agreement

How may the Deposit Agreement be Amended?

We and The Bank of New York Mellon may agree to amend the Deposit Agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for the taxes and governmental charges, or prejudices an important right of ADS holders, it will only become effective thirty days after The Bank of New York Mellon notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to surrender your ADSs to receive the ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs.

How may the Deposit Agreement be Terminated?

The Bank of New York Mellon will terminate the Deposit Agreement if we ask it to do so, in which case it must notify you at least 90 days before termination. The Bank of New York Mellon may also terminate the agreement after notifying you if The Bank of New York Mellon informs us that it would like to resign and we do not appoint a new depositary bank within 90 days.

If any ADSs remain outstanding after termination, The Bank of New York Mellon will stop registering the transfer of ADSs, will stop distributing dividends to ADS holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the ordinary shares and any other deposited securities;

•	sell rights and other property offered to holders of the ordinary shares and any other deposited securities; and

•	deliver ordinary shares and other deposited securities upon surrender of ADSs.

At any time after one year after termination of the Deposit Agreement, The Bank of New York Mellon may sell any remaining ordinary shares and any other deposited securities by public or private sale. After that, The Bank of New York Mellon will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the money it received on the sale and any other cash it then holds under the Deposit Agreement. After termination, our only obligations will be with respect to indemnification of, and to pay agreed upon fees, expenses and out-of-pocket charges to, The Bank of New York Mellon.

Your Right to Receive Underlying Ordinary Shares and Other Deposited Securities

You have the right to surrender your ADSs and the underlying ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs at any time except:

•	due to temporary delays caused by The Bank of New York Mellon closing its or the closing of our transfer books, the transfer of ordinary shares is blocked in connection with voting at a shareholders’ meeting, or we are paying dividends;

•	when you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Limitations on Obligations and Liabilities to ADS Holders

The Deposit Agreement expressly limits our obligations and liability and those of The Bank of New York Mellon. We and The Bank of New York Mellon:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if prevented or delayed by law, any provisions of our Articles of Association or by-laws or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable for exercising, or failing to exercise, discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other party unless we are indemnified to our satisfaction or The Bank of New York Mellon is indemnified to its satisfaction; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing shares, any ADS holder or any other person who we or The Bank of New York Mellon believe in good faith is competent to give that advice or information.

In the Deposit Agreement, we and The Bank of New York Mellon agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before The Bank of New York Mellon will deliver or register the transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares or other deposited securities, The Bank of New York Mellon may require:

•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of The Bank of New York Mellon;

•	production of satisfactory proof of the identity of the person presenting shares for deposit or ADSs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations The Bank of New York Mellon may establish consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer, or register transfer of ADSs generally when the transfer books of The Bank of New York Mellon are closed or at any time if The Bank of New York Mellon or we think it advisable to do so.

Pre-Release of ADSs

In some circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of ADSs. The Bank of New York Mellon may also deliver ordinary shares prior to the receipt and cancellation of re-released ADSs, even if those ADSs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of the ordinary shares to close out a pre-release. The Bank of New York Mellon may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer, as the case may be, owns the ordinary shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or collateral that The Bank of New York Mellon considers appropriate; and

•	The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York Mellon considers appropriate. In addition, The Bank of New York Mellon will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York Mellon may disregard the limit from time to time, if it thinks it is appropriate to do so.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in a monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are not residents or nationals of the United Kingdom from freely holding, voting or transferring our ordinary shares in the same manner as United Kingdom residents or nationals.

TAXATION

Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice in force at the date of prospectus, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of the jurisdictions in which they may be taxed.

Following amendments to the Income Tax (Jersey) Law 1961 (the “Income Tax Law”), our tax position (along with all other companies incorporated in Jersey) has changed. Up until December 31, 2008, we were an “exempt company” within the meaning of Article 123A of the Income Tax Law. As an “exempt company” we were not liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For as long as we were an “exempt company”, payments in respect of the ordinary shares and ADSs were not subject to any taxation unless a shareholder was resident in Jersey, and no withholding in respect of taxation were required on those payments to any holder of the ordinary shares or ADSs.

We are now regarded by the Comptroller as a “zero rated” company within the meaning of Article 123C of the Income Tax Law with effect from January 1, 2009.

The Income Tax Law now provides that the standard rate of income tax on profits of a non-financial service company regarded as resident in Jersey or having a permanent establishment in Jersey will be zero percent. The Income Tax Law also provides that the new tax regime will apply for the year of assessment 2008 in relation to non-financial service companies which are first regarded as resident in Jersey or which have a permanent establishment in Jersey on or after June 3, 2008.

As a “zero rated” non-financial service company we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are a “zero rated” company, payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs.

Currently, there is no double tax treaty or similar convention between the US and Jersey.

Taxation of Dividends

Dividends are declared and paid gross in US dollars. Under the existing Jersey law, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution paid to shareholders (other than to residents in Jersey), will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of ordinary shares or ADSs. In the event of the death of an individual sole shareholder, duty at rates of up to 0.75% of the value of the ordinary shares or ADSs held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with ordinary shares or ADSs held by the deceased individual sole shareholder.

Material United States Federal Income Tax Consequences

The following summary describes the material US Federal income tax consequences to US holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary applies only to US holders that purchase ADSs in cash pursuant to the offering. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed US Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the US Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect, that could affect the consequences described below. In addition, this discussion assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

For purposes of this discussion, a “US holder” is a holder of our ordinary shares or ADSs that is a beneficial owner of such shares or ADSs and is:

•	a US citizen;

•	an individual resident in the United States for US Federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any US state or the District of Columbia;

•	an estate the income of which is includible in its gross income for US Federal income tax purposes without regard to its source; or

•	a trust, if either: a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

This summary does not address all aspects of US Federal income taxation that may be relevant to particular US holders in light of their particular circumstances, or to US holders subject to special rules, including, without limitation:

•	retirement plans;

•	insurance companies;

•	persons that hold ordinary shares or ADSs as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;

•	persons that enter into “constructive sales” involving our ordinary shares or ADSs or substantially identical property with other transactions;

•	persons whose functional currency is not the US Dollar;

•	expatriates or former long-term residents of the United States;

•	financial institutions;

•	dealers in securities or currencies;

•	tax-exempt organizations;

•	persons that own, actually or constructively, 10% or more of our outstanding voting stock;

•	persons subject to the alternative minimum tax;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who trade in securities who elect to apply a mark-to-market method of accounting; and

•	persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws or any federal, estate or gift tax consequences, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as “capital assets” as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US Federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

We encourage US holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the US Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, US holders of ADSs should be treated for US Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. The US Treasury has, however, expressed concerns that intermediaries in the chain of ownership between the US holder of an ADS and the issuer of the security underlying the ADS may, in some circumstances, be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate (as discussed below) for dividends received by certain non-corporate US holders, including US holders who are individuals, could be affected by future actions that may be taken by the US Treasury and/or intermediaries in the chain of ownership between the US holders of ADSs and us.

Subject to the discussion below under the heading “Passive Foreign Investment Company Rules,” for US Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain. We do not, however, intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated for US federal income tax purposes as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.

Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the Nasdaq exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain holding period requirements. However, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Dividends from us generally will constitute non-US-source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

For this purpose, dividends distributed by us generally will be treated as “passive category income” or, in the case of certain US holders, as “general category income.”

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company Rules,” if a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

A special and adverse set of US Federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2009. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

If we are a PFIC for US Federal income tax purposes for any year during a US holder’s holding period of our ADSs or ordinary shares and the US holder does not make a QEF Election or a “mark-to-market” election, both as described below:

•	any gain recognized by a US holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;

•	this income generally would be allocated ratably over a US holder’s holding period with respect to our ADSs or ordinary shares; and

•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

We generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during such holder’s holding period. However, if we cease to satisfy the requirements for PFIC classification, a US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such

US holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

A US holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the US holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a US holder’s death, the tax basis of the ADSs or ordinary shares in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ADSs or ordinary shares. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable US Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq constitutes a qualified exchange, and a non-US securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in US Treasury regulations.

In certain circumstances a holder of stock or ADSs in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund,” or “QEF,” election to include in income its share of a PFIC’s annual income on a current basis. However, a QEF election is only available if the PFIC annually provides its stockholders with certain tax information, and we currently do not intend to prepare or provide such information. Accordingly, you should assume that a QEF election is unavailable.

Rules relating to a PFIC are very complex. US holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to their investments in our ADSs or our ordinary shares.

Backup Withholding and Information Reporting

Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax, currently imposed at a rate of 28%.

However, backup withholding and information reporting will not apply to a US holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification. US holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US holder’s US Federal income tax liability, provided that the required procedures are followed.

United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation and published HM Revenue & Customs (“HMRC”) practice as at the date of this document, both of which is subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and, in the case of individuals only, ordinarily resident and domiciled) solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.

Dividends

A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the U.K. on dividends paid on ordinary shares, unless that person carries on a trade, profession or vocation in the U.K. (and, if that person is a company, does so through a permanent establishment) to which the ordinary shares or ADSs in question are attributable.

A person having an interest in ADSs or ordinary shares who is resident in the U.K. and is not a body corporate will, in general, be subject to U.K. income tax on dividends paid by us. A U.K. resident body corporate holding an interest in ADSs or ordinary shares should not generally be taxable on dividends paid by us.

A U.K. resident individual shareholder will be entitled to a tax credit, which may be set off against the shareholder’s total income tax liability on the dividend. The value of the tax credit is currently 10% of the aggregate of the dividend and the tax credit (the “Gross Dividend”), which is also equal to one-ninth of the cash dividend received.

Such an individual U.K. resident shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the Gross Dividend, so that any tax credit will satisfy in full such shareholder’s liability to income tax on the dividend.

An individual shareholder who is liable to income tax at the higher rate will be taxed at the rate of 32.5% on the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 22.5% of the Gross Dividend (which is equal to 25% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for higher rate income tax.

The U.K. government has announced proposals to introduce, with effect from April 6, 2010, a new tax rate of 50% for taxable income above £150,000. However, dividends which would otherwise be taxable at the new 50% rate would be liable to income tax at a new rate of 42.5% of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 32.5% of the Gross Dividend (this equates to 36.1% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 50% rate of tax.

An individual shareholder will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by us.

Each shareholder resident outside the U.K. may also be subject to foreign taxation on dividend income under local law.

We are “zero rated” for the purposes of Article 123A of the Income Tax (Jersey) Law 1961 and therefore we are taxed in Jersey at the rate of 0% of our worldwide income. Accordingly, we are not required to make any deduction or withholding with respect of Jersey taxation on any dividend we may pay. In addition, we are not required to make any deduction from payments of dividends for or on account of U.K. tax.

Capital Gains

A person having an interest in ADSs or ordinary shares who is neither resident nor, in the case of an individual shareholder, ordinarily resident in the U.K. will generally not be subject to tax in the U.K. on gains arising on a disposal of our ordinary shares or interests in the ADSs.

However, individuals who left the U.K. on or after March 17, 1998, who were resident in the U.K. for four out of seven tax years prior to departure, and who return to the U.K. before five complete tax years following departure will be subject to U.K. capital gains tax on any gains realized on the disposal during the period of absence of any assets which were owned before taking up residence abroad.

Persons having an interest in ADSs or ordinary shares who are resident and/or, in the case of an individual shareholder, ordinarily resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on gains arising on a disposal of ordinary shares or interests in ADSs. An individual shareholder will currently be subject to capital gains tax on any gains arising at a rate of 18% (subject to any available reliefs and exemptions). A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which is currently 28%).

Inheritance Tax

Liability to U.K. inheritance tax may arise on the death of an individual having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by an individual, who is domiciled, or deemed to be domiciled, in the U.K.

Where ordinary shares or interests in ADSs are held by an individual who is neither domiciled nor deemed to be domiciled in the U.K., no liability to U.K. inheritance tax will arise in respect of them.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax should be payable on the issue of the ordinary shares or ADSs, or on the delivery of the ADSs into DTC.

No U.K. stamp duty should in practice be payable on the transfer of ordinary shares or ADSs provided any instrument of transfer is executed and retained outside of the U.K. and no U.K. stamp duty will arise in respect of any dealings in the ordinary shares or ADSs within a clearance service, where such dealings are effected in book entry form in accordance with the procedures of the clearance service and not by written instrument.

Stamp duty reserve tax will not be payable on an agreement to transfer ADSs or ordinary shares, provided there is no register in the United Kingdom in respect of the ordinary shares or ADSs.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the underwriting agreement dated          , the underwriters named below, for whom HSBC Bank plc and Merrill Lynch International are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of ordinary shares, including ordinary shares in the form of ADSs, indicated below.

Number of
Underwriters	Ordinary Shares

HSBC Bank plc
Merrill Lynch International

Total	5,000,000

The underwriters may elect to take delivery of all or a portion of the ordinary shares purchased in the form of ADSs. References in this section to “ordinary shares” include ADSs, to the extent applicable.

The global offering is being coordinated by HSBC Bank plc as the global coordinator.

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the ordinary shares being sold pursuant to that agreement if any of the ordinary shares being sold pursuant to such agreement are purchased. In some circumstances, under the underwriting agreement, the commitments of non-defaulting underwriters may be increased. The underwriters propose initially to offer the ordinary shares and the ADSs in part directly to the public in the United States at the initial offering prices set forth on the cover page of this document, and in part to selected dealers, including the underwriters, at such price less a concession not in excess of $   per ordinary share or $   per ADS. The underwriters may allow, and these dealers may re-allow, to other dealers a concession not in excess of $   per ordinary share or $   per ADS.

We granted to the representatives an option to purchase, from time to time, in whole or in part, up to an additional 750,000 ordinary shares, at the initial public offering price less underwriting discounts and commissions. This option is exercisable within 30 days from the closing date of the global offering to cover over-allotments in the global offering, if any. To the extent that the representative exercises the over-allotment option, each of the underwriters will be obligated, subject to specified conditions, to purchase its pro rata portion of any additional ordinary shares based on each underwriter’s percentage underwriting commitment in the global offering as reflected in the preceding table.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share($)		Per ADS($)
	With Over-	Without Over-	With Over-	Without Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us
Expenses payable by us

The ordinary shares and ADSs are being offered in the global offering by the several underwriters, subject to prior sales, when, as and if transferred to and accepted by them, subject to the approval of various legal matters by counsel for the underwriters and other conditions.

It is intended that, where possible, allocations of ordinary shares and ADSs being offered in the global offering will be made:

•	first, to existing shareholders who may lawfully participate in the global offering and have expressed an interest in doing so (“Qualifying Existing Shareholders”), pro rata to their existing shareholdings in Randgold; and

•	second, either to Qualifying Existing Shareholders in respect of any ordinary shares or ADSs that they have indicated that they wish to take up in excess of such pro rata share entitlement or, in the absolute discretion of

Randgold and the representatives, to persons other than Qualifying Existing Shareholders who may lawfully be, and are, invited to participate in the global offering.

While reasonable inquiries have been made to establish the pro rata entitlements of Qualifying Existing Shareholders for these purposes, neither Randgold nor either representative is obligated to offer ordinary shares or ADSs to, or accept offers from, any person, and Randgold and the representatives reserve the right to determine allocations of ordinary shares and ADSs at their sole discretion.

We have agreed with the underwriters, subject to specified exceptions, that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of HSBC Bank plc, issue or sell any of our ADSs or ordinary shares or share capital or any securities substantially similar to our ADSs or ordinary shares or share capital. Our executive directors have also agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not, other than in specified circumstances, dispose of any ADSs or ordinary shares that they own without the prior written consent of HSBC Bank plc. Notwithstanding the foregoing, if during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event occurs, or prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period from the last day of the restricted period, the lock-up restrictions will continue until the expiration of the 18-day period beginning on the issuance of such earnings release or material news or the occurrence of a material event.

We have agreed to indemnify the underwriters and others against specified liabilities, including liabilities under the Securities Act and other applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of those liabilities, losses and expenses.

HSBC Bank plc or its affiliates acting on its behalf (including HSBC Securities (USA) Inc.) (the “Stabilizing Person”), each acting on behalf of the underwriters, may make short sales of the ordinary shares and the ADSs in connection with the global offering, resulting in the sale of a greater number of ordinary shares and ADSs than is required to be purchased by the underwriters pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the ordinary shares and the ADSs subject to the over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the Stabilizing Person is concerned that there may be downward pressure on the trading price of the ordinary shares or the ADSs in the open market that could adversely affect investors who purchase ordinary shares or ADSs in the global offering. The Stabilizing Person may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing ordinary shares or ADSs in the open market. In determining which of these alternatives to pursue, the Stabilizing Person will consider the prices at which ordinary shares or ADSs are available for purchase in the open market as compared to the price at which it may purchase through the over-allotment option. Any naked short position will be closed out by purchasing ordinary shares or ADSs in the open market. Similar to other stabilizing transactions described below, open market purchases made by the Stabilizing Person to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of the ordinary shares or the ADSs following the global offering. As a result, the ordinary shares or the ADSs may trade at a price that is higher than the price that otherwise might prevail in the open market.

A Stabilizing Person pursuant to Regulation M under the Securities Exchange Act may engage in transactions including stabilizing bids that may have the effect of stabilizing or maintaining the market price of the ordinary shares or the ADSs at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of ordinary shares or ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares or the ADSs. These stabilizing bids and open market purchases may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

The underwriters or their affiliates may engage in passive market making transactions in the ordinary shares or ADSs on the London Stock Exchange or in the ADSs on the Nasdaq Global Select Market. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

From time to time in the ordinary course of their respective businesses, one or more of the underwriters and their affiliates may in the future engage in commercial or investment banking transactions with us and our affiliates. In addition, the underwriters and their affiliates have in the past received and are currently receiving compensation from us in connection with providing various services. HSBC Bank plc and its affiliates have received and are receiving customary compensation in connection with, among other things, its acting as financial adviser to us from time to time.

The address of the principal business office of HSBC Bank plc is 8 Canada Square, Canary Wharf, London, E14 5HQ, United Kingdom.

Selling Restrictions

General

No public offer is being made and no one has taken any action that would, or is intended to, permit a public offering of the ordinary shares or ADSs to be made in any country or jurisdiction, other than the United States, where action for that purpose is required. No person receiving a copy of his document in any territory may treat the same as constituting an invitation or offer to him or her to purchase ordinary shares or ADSs unless, in the relevant territory, such an invitation or offer could lawfully be made without contravention by any person of any registration or other regulatory or legal requirements. We encourage any person who receives a copy of this document to satisfy himself or herself as to full observance of the laws of any relevant territory in respect of any actions he or she may take, including the obtaining of any requisite governmental or other consent or the observance of any requisite formalities and the payment of any issue, transfer or other taxes due in such territory.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of the ordinary shares or ADSs to the public in that Relevant Member State will not be made prior to the publication of a prospectus in relation to the ordinary shares and ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares or ADSs may be made in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than Euro 43,000,000 and (3) an annual net turnover of more than Euro 50,000,000, as shown in its last annual or consolidated accounts;

(c) by the Managers to fewer than 100 natural or legal persons (other than Qualified Investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Lead Managers for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ordinary shares or ADSs to the public” in relation to any ordinary shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

To the extent that the offer of the ordinary shares and/or ADSs is made in any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”) before the date of publication of a prospectus in relation to the ordinary shares and ADSs which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Company to publish a prospectus pursuant to the Prospectus Directive.

United Kingdom

Offers of ordinary shares or ADSs pursuant to the offering are only being made to persons in the UK who are “qualified investors” (as defined in the Prospectus Rules) or otherwise in circumstances which do not require publication by Randgold of a prospectus pursuant to section 85(1) of the FSMA.

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the “Order”) or (iii) persons, falling within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order or (iv) other persons to whom it may lawfully be communicated (all such persons together being referred to as “relevant persons”). The ordinary shares and ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ordinary shares and ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not take any action on the basis of this document and should not act or rely on this document or any of its contents.

France

No prospectus has been prepared in connection with the offering of the ordinary shares or the ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ordinary shares or ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the ordinary shares and ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) investing for their own account and/or a restricted circle of investors (cercle restreint d’investisseurs) investing for their own account, all as defined in Articles L.411-2 and D.411-1 to D.411-4 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired Shares or ADSs may be made only as provided by Articles L.411-1 to L.411-4, L.412-1 and L.621-8 to L.621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Canada

Each dealer will be required to severally agree, among other things, that the sale and delivery of any ordinary shares in the form of ordinary shares or ADSs to any purchaser in Canada or who is a resident thereof by such dealer shall be made so as to be exempt from the prospectus filing and registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada and the applicable policy statements issued by any securities regulatory having jurisdiction.

We are not, and may never be, a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada and there currently is no public market for any of the securities we intend to issue in Canada, including the ordinary shares in the form of ordinary shares or ADSs, and one may never develop.

The distribution of the ordinary shares in the form of ordinary shares or ADSs in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador (the “Private Placement Provinces”) is being made on a private placement basis only and is therefore exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the ordinary shares in the form of ordinary shares or ADSs must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the ordinary shares in the form of ordinary shares or ADSs.

Each Canadian investor who purchases the ordinary shares in the form of ordinary shares or ADSs will be deemed to have represented to us and the dealers that such investor:

(a) is entitled under applicable securities laws to purchase such securities without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in Provinces other than Ontario and Newfoundland and Labrador and except as otherwise provided herein, without the services of a dealer registered pursuant to such securities laws;

(b) is basing its investment decision solely on this prospectus and not on any other information concerning the Issuer or the Offering;

(c) has reviewed the terms above regarding resale restrictions;

(d) is resident in one of the Private Placement Provinces;

(e) is purchasing the securities with the benefit of the prospectus exemption provided by Section 2.3 of National Instrument 45-106 — Prospectus Exempt Distributions (“NI 45- 106”) (that is, such purchaser is purchasing as principal and is an “accredited investor” within the meaning of Section 1.1 of NI 45-106); and is either purchasing the securities as principal for its own account, or is deemed to be purchasing the securities as principal for its own account in accordance with applicable securities laws;

(f) if the investor is an “accredited investor” in reliance on paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106, the investor was not created or used solely to purchase or hold securities as an accredited investor under that paragraph (m);

(g) if the investor is in Ontario, the investor is

(i) purchasing from a broker, investment dealer or a limited market dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario) or

(ii) not an individual and is an accredited investor, as defined in section 1.1 of N I45 106, and is purchasing the securities from an international dealer within the meaning of section 98(4) of the Regulation to the Securities Act (Ontario); and

(h) if required by applicable securities laws or stock exchange rules, the purchaser will execute, deliver and file or assist the issuer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the securities by the investor as may be required by applicable securities law, any securities commission, stock exchange or other regulatory authority.

Each Canadian investor who purchases the ordinary shares in the form of ordinary shares or ADSs hereby acknowledges to us and the dealers that we and the dealers and our and their respective agents and advisers may each collect, use and disclose its name and other specified personally identifiable information (the “Information”), including the amount of securities that it has purchased for purposes of meeting legal, regulatory and audit requirements and as otherwise permitted or required by law or regulation. The Canadian investor consents to the disclosure of that information.

By purchasing ordinary shares in the form of ordinary shares or ADSs the Canadian investor acknowledges (A) that Information concerning the investor will be disclosed to the relevant Canadian securities regulatory authorities, including the Ontario Securities Commission, and may become available to the public in accordance with the requirements of applicable securities and freedom of information laws and the investor consents to the disclosure of the Information; (B) is being collected indirectly by the applicable Canadian securities regulatory authority under the authority granted to it in securities legislation; and (C) is being collected for the purposes of the administration and enforcement of the applicable Canadian securities legislation; by purchasing the ordinary shares in the form of ordinary shares or ADSs the Canadian investor shall be deemed to have authorized such indirect collection of personal information by the relevant Canadian securities regulatory authorities. Questions about such indirect collection of Information by the Ontario Securities Commission should be directed to the Administrative Assistant to the Director of Corporate Finance, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to the following telephone number (416) 593-8086.

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ordinary shares in the form of ordinary shares or ADSs. Canadian investors in the ordinary shares in the form of ordinary shares or ADSs should consult their own legal and tax advisers with respect to the Canadian tax consequences of such an investment in their particular circumstances and with respect to the eligibility of the ordinary shares in the form of ordinary shares or ADSs for investment by the investor under relevant Canadian federal and provincial legislation and regulations.

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by us or the dealers as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with this offering.

Purchasers’ Rights

Securities legislation in certain of the Canadian provinces provides purchasers of securities pursuant to this prospectus with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this prospectus and any amendment to it contains a “Misrepresentation”. Where used herein, “Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.

The following summary is subject to the express provisions of the applicable securities laws, regulations and rules, and reference is made thereto for the complete text of such provisions. Such provisions may contain limitations and statutory defences not described here on which the Issuer and other applicable parties may rely. Purchasers should refer to the applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal adviser.

The rights of action described below are in addition to and without derogation from any other right or remedy available at law to the purchaser and are intended to correspond to the provisions of the relevant securities legislation and are subject to the defences contained therein.

The following is a summary of rights of rescission or damages, or both, available to purchasers resident in certain of the provinces of Canada.

Ontario Purchasers

Section 6.2 of Ontario Securities Commission Rule 45-501 provides that purchasers who have been delivered an offering memorandum such as this prospectus in connection with a distribution of securities in reliance upon the “accredited investor” prospectus exemption in Section 2.3 of NI 45-106 have the rights referred to in Section 130.1 of the Securities Act (Ontario) (the “Ontario Act”). The Ontario Act provides such purchasers with a statutory right of action against us for rescission or damages in the event that this prospectus and any amendment to it contains a misrepresentation.

Where this prospectus is delivered to a purchaser and contains a misrepresentation, the purchaser, without regard to whether the purchaser relied on the misrepresentation, will have a statutory right of action against us for damages or for rescission; if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages against us. No such action shall be commenced more than, in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action, or, in the case of any action other than an action for rescission, the earlier of: (i) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The Ontario Act provides a number of limitations and defences to such actions, including the following.

(a) we are not liable if we prove that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, we shall not be liable for all or any portion of the damages that we prove does not represent the depreciation in value of the securities as a result of the misrepresentation relied upon; and

(c) in no case shall the amount recoverable exceed the price at which the securities were offered.

These rights are not available for a purchaser that is:

(a) a Canadian financial institution, meaning either:

(i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act; or

(ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services corporation, or league that, in each case, is authorized by an enactment of Canada or a province or territory of Canada to carry on business in Canada or a territory in Canada;

(b) Schedule III bank, meaning an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(c) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or

(d) a subsidiary of any person referred to in paragraphs (a), (b) or (c), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of the subsidiary.

Manitoba Purchasers

The right of action for rescission or damages described herein is conferred by section 141.1 of the Securities Act (Manitoba) (the “Manitoba Act”). The Manitoba Act provides, in the relevant part, that in the event that an offering memorandum such as this prospectus contains a misrepresentation, a purchaser who purchases a security offered by the offering memorandum is deemed to have relied on the representation if it was a misrepresentation at the time of purchase.

Such purchaser has a statutory right of action for damages against us, every director of us at the date of the offering memorandum and every person or company who signed the offering memorandum or, alternatively, while still an owner of the securities purchased by the purchaser, may elect instead to exercise a statutory right of rescission against us, in which case the purchaser shall have no right of action for damages against us or the directors. No such action may be commenced to enforce the right of action for rescission or damages more than (a) 180 days after the day of the transaction that gave rise to the cause of action, in the case of an action for rescission, or (b) the earlier of (i) 180 days after the day that the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) two years after the day of the transaction that gave rise to the cause of action, in any other case.

The Manitoba Act provides a number of limitations and defences, including the following:

(a) no person or company is liable if the person or company proves that the purchaser had knowledge of the misrepresentation;

(b) in the case of an action for damages, the defendant is not liable for all or any part of the damages that the defendant proves do not represent the depreciation in value of the security as a result of the misrepresentation; and

(c) in no case will the amount recoverable in any action exceed the price at which the securities were offered under the offering memorandum.

In addition, a person or company, other than us, will not be liable if that person or company proves that:

(a) the offering memorandum was sent to the purchaser without the person’s or company’s knowledge or consent, and that, after becoming aware that it was sent, the person or company promptly gave reasonable notice to us that it was sent without the person’s or company’s knowledge and consent;

(b) after becoming aware of the misrepresentation, the person or company withdrew the person’s or company’s consent to the offering memorandum and gave reasonable notice to us of the withdrawal and the reason for it;

(c) with respect to any part of the offering memorandum purporting to be made on the authority of an expert or to be a copy of, or an extract from, an expert’s report, opinion or statement, the person or company proves that the person or company did not have any reasonable grounds to believe and did not believe that (i) there had been a misrepresentation, or (ii) the relevant part of the offering memorandum (A) did not fairly represent the expert’s report, opinion or statement, or (B) was not a fair copy of, or an extract from, the expert’s report, opinion or statement; or

(d) with respect to any part of the offering memorandum not purporting to be made on an expert’s authority and not purporting to be a copy of, or an extract from, an expert’s report, opinion or statement, unless the person or company (i) did not conduct an investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation, or (ii) believed there had been a misrepresentation.

If a misrepresentation is contained in a record incorporated by reference in, or is deemed to be incorporated into, an offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum.

New Brunswick Purchasers

Section 2.1 of New Brunswick Securities Commission Rule 45-802 provides that the rights of action referred to in Section 150 of the Securities Act (New Brunswick) (the “New Brunswick Act”) apply to information relating to an offering memorandum such as this prospectus that is provided to a purchaser in securities in connection with a distribution made in reliance on the “accredited investor” prospectus exemption in Section 2.3 of NI 45-106. The New Brunswick Act provides such purchasers with a statutory right of action against the issuer of the securities for rescission or damages in the event that the offering memorandum and any amendment to it contains a misrepresentation.

The New Brunswick Act provides that, subject to certain limitations, where any information relating to an offering that is provided to a purchaser in the securities contains a misrepresentation, a purchaser who purchases the securities shall be deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Such purchaser has a right of action for damages against us or may elect to exercise a right of rescission against us, in which case the purchaser shall have no right of action for damages. No such action shall be commenced more than, in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action or, in the case of any action, other than an action for rescission, the earlier of (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (ii) six years after the date of the transaction that gave rise to the cause of action.

The New Brunswick Act provides a number of limitations and defences to such actions, including the following:

(a) we are not liable if we prove that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, we shall not be liable for all or any portion of the damages that we prove do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon; and

(c) in no case shall the amount recoverable exceed the price at which the securities were offered.

Newfoundland and Labrador Purchasers

The right of action for rescission or damages described herein is conferred by section 130.1 of the Securities Act (Newfoundland and Labrador) (the “NL Act”). The NL Act provides, in the relevant part, that if an offering memorandum such as this prospectus contains a misrepresentation when a person or company purchases a security offering by the offering memorandum, the purchaser has, without regard to whether the purchaser relied on the misrepresentation, a right of action for damages or rescission.

Such purchaser has a statutory right of action for damages against us, every director of us at the date of the offering memorandum and every person who signed the offering memorandum. Alternatively, the purchaser has a right of action for rescission against us, in which case the purchaser shall have no right of action for damages against the persons described above. No such action may be commenced to enforce the right of action for rescission or damages more than (a) 180 days after the day of the transaction that gave rise to the cause of action, in the case of an action for rescission, or (b) the earlier of (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the day of the transaction giving rise to the cause of action, in any other case.

The NL Act provides a number of limitations and defences, including the following:

(a) no person is liable if the person proves that the purchaser had knowledge of the misrepresentation;

(b) in the case of an action for damages, the defendant is not liable for any damages that the defendant proves do not represent the depreciation in value of the security resulting from the misrepresentation; and

(c) the amount recoverable in respect of such action shall not exceed the price at which the securities were offered under the offering memorandum.

In addition, a person, other than us, is not liable if the person proves that:

(a) the offering memorandum was sent to the purchaser without the person’s knowledge or consent, and that, upon becoming aware if its being sent, the person had promptly given reasonable notice to us that it had been sent without the knowledge and consent of the person;

(b) the person, upon becoming aware of the misrepresentation in the offering memorandum, withdrew the person’s consent to the offering memorandum and gave reasonable notice to us of the withdrawal and the reason for it;

(c) with respect to any part of the offering memorandum purporting to be made on the authority of an expert or purporting to be a copy of, or an extract from, a report, statement or opinion of an expert, the person had no reasonable grounds to believe and did not believe that (i) there had been a misrepresentation, or (ii) the relevant part of the offering memorandum (A) did not fairly represent the report, statement or opinion of the expert, or (B) was not a fair copy of, or an extract from, the report, statement or opinion of the expert; or

(d) with respect to any part of the offering memorandum not purporting to be made on the authority of an expert and not purporting to be a copy of, an extract from, a report, opinion or statement of an expert, unless the person or company (i) did not conduct an investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation, or (ii) believed there had been a misrepresentation.

Nova Scotia Purchasers

The right of action for rescission or damages described herein is conferred by section 138 of the Securities Act (Nova Scotia) (the “Nova Scotia Act”). The Nova Scotia Act provides, in the relevant part, that in the event that an offering memorandum such as this prospectus, together with any amendments hereto, or any advertising or sales literature (as defined in the Nova Scotia Act) contains a misrepresentation, a purchaser who purchases the securities referred to in it is deemed to have relied upon such misrepresentation if it was a misrepresentation at the time of purchase.

Such purchaser has a statutory right of action for damages against the seller (which includes us) and, subject to certain additional defences, the directors of the seller and any person who signed the offering memorandum or, alternatively, while still an owner of the securities purchased by the purchaser, may elect instead to exercise a statutory right of rescission against us, in which case the purchaser shall have no right of action for damages against the seller or the directors. No such action shall be commenced to enforce the right of action for rescission or damages more than 120 days after the date payment was made for the securities (or after the date on which initial payment was made for the securities where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment).

The Nova Scotia Act provides a number of limitations and defences, including the following:

(a) no person or company is liable if the person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company is liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation; and

(c) in no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser.

In addition, a person or company, other than the seller, will not be liable if that person or company proves that:

(a) the offering memorandum or any amendment to the offering memorandum was sent or delivered to the purchaser without the person’s or company’s knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person’s or company’s knowledge or consent;

(b) after delivery of the offering memorandum or any amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum or any amendment to the offering memorandum, the person or company withdrew the person’s or company’s consent to the offering memorandum or any amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it; or

(c) with respect to any part of the offering memorandum or any amendment to the offering memorandum purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (A) there had been a misrepresentation, or (B) the relevant part of the offering memorandum or any amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Furthermore, no person or company, other than the seller, is liable with respect to any part of the offering memorandum or any amendment to the offering memorandum not purporting (a) to be made on the authority of an expert or (b) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (i) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation or (ii) believed that there had been a misrepresentation.

If a misrepresentation is contained in a record incorporated by reference into, or deemed incorporated by reference into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or amendment to the offering memorandum.

Prince Edward Island Purchasers

The right of action for rescission or damages described herein is conferred by section 112 of the Securities Act (Prince Edward Island) (the “P.E.I. Act”). The P.E.I. Act provides, in the relevant part, that if an offering memorandum such as this prospectus contains a misrepresentation, a purchaser who purchases a security offered by the offering memorandum during the period of distribution has, without regard to whether the purchaser relied on the misrepresentation, a right of action for damages.

Such purchaser has a statutory right of action for damages against us, the selling securityholder on whose behalf the distribution is made, every director of the issuer at the date of the offering memorandum and every person who signed the offering memorandum. Alternatively, the purchaser who purchases security offered by the offering memorandum during the period of distribution has a right of action for rescission against us or the selling securityholder on whose behalf the distribution is made, in which case the purchaser shall have no right of action for damages against the persons described above. No such action may be commenced to enforce the right of action for rescission or damages more than (a) 180 days after the day of the transaction that gave rise to the cause of action, in the case of an action for rescission, or (b) the earlier of (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the day of the transaction giving rise to the cause of action, in any other case.

The P.E.I. Act provides a number of limitations and defences, including the following:

(a) no person is liable if the person proves that the purchaser purchased securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, the defendant is not liable for any damages that the defendant proves do not represent the depreciation in value of the security resulting from the misrepresentation; and

(c) the amount recoverable by a plaintiff in respect of such action must not exceed the price at which the securities purchased by the plaintiff were offered.

In addition, a person, other than us and any selling securityholder, is not liable if the person proves that:

(a) the offering memorandum was sent to the purchaser without the person’s knowledge or consent, and that, upon becoming aware if its being sent, the person had promptly given reasonable notice to us that it had been sent without the knowledge and consent of the person;

(b) the person, upon becoming aware of the misrepresentation in the offering memorandum, had withdrawn the person’s consent to the offering memorandum and had given reasonable notice to us of the withdrawal and the reason for it; or

(c) with respect to any part of the offering memorandum purporting to be made on the authority of an expert or purporting to be a copy of, or an extract from, a report, statement or opinion of an expert, the person had no reasonable grounds to believe and did not believe that (i) there had been a misrepresentation, or (ii) the relevant part of the offering memorandum (A) did not fairly represent the report, statement or opinion of the expert, or (B) was not a fair copy of, or an extract from, the report, statement or opinion of the expert.

In addition, a person is not liable with respect to a misrepresentation in forward looking information if:

(a) the offering memorandum containing the forward looking information also contains, proximate to the forward looking information (i) reasonable cautionary language identifying the forward looking information as such and identifying material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward looking information, and (ii) a statement of the material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward looking information; and

(b) the person had a reasonable basis for drawing the conclusions or making the forecast or projections set out in the forward looking information.

The above paragraph does not relieve a person of liability respecting forward looking information in a financial statement required to be filed under Prince Edward Island securities laws.

Saskatchewan Purchasers

The right of action for rescission or damages described herein is conferred by section 138 of the Securities Act, 1988 (Saskatchewan) (the “Saskatchewan Act”) The Saskatchewan Act provides, in the relevant part, that in the event that an offering memorandum such as this prospectus, together with any amendments hereto contains a misrepresentation, a purchaser who purchases securities covered by the offering memorandum is deemed to have relied upon such misrepresentation if it was a misrepresentation at the time of purchase.

Such purchaser has a statutory right for rescission against us or has a right of action for damages against:

(a) us;

(b) every promoter and director of us, as the case may be, at the time the offering memorandum or any amendment to it was sent or delivered;

(c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d) every person or company that, in addition to the persons or companies mentioned in clauses (a) to (c), signed the offering memorandum or the amendment to the offering memorandum; and

(e) every person who or company that sells securities on behalf of us under the offering memorandum or amendment to the offering memorandum;

If such purchaser elects to exercise a statutory right of rescission against us, it shall have no right of action for damages against that person or company. No such action for rescission or damages shall be commenced more than, in the case of a right of rescission, 180 days after the date of the transaction that gave rise to the cause of action or, in the case of any action, other than an action for rescission, such action shall be commenced before the earlier of (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (ii) six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act provides a number of limitations and defences, including the following:

(a) no person or company will be liable if the person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation;

(c) in no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser.

In addition, no person or company, other than us, will be liable if the person or company proves that:

(a) the offering memorandum or any amendment to it was sent or delivered without the person’s or company’s knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered; or

(b) with respect to any part of the offering memorandum or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering memorandum or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of such Act, the regulations to such Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering memorandum or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of such Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person who or company that is selling the securities, indicating the purchaser’s intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the offer and/or sale of the ordinary shares in the form of ordinary shares or ADSs (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressment exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à l’offre ou à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Enforcement of Legal Rights

We are incorporated under the laws of Jersey, Channel Islands. All or substantially all of the directors and officers may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and those of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

South Africa

The ordinary shares and the ADSs has not been and shall not be offered by this prospectus to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended). Accordingly, such ordinary shares may not be handed on, surrendered to, renounced in favor of or assigned to any person in South Africa in any manner which could be construed as an offer to the public in terms of Chapter VI of the Companies Act, 1973 (as amended).

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”);

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b) you warrant and agree that you will not offer any of the shares or ADSs issued to you pursuant to this document for resale in Australia within 12 months of those shares or ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Japan

The ordinary shares or ADSs have not been and will not be registered under the Financial Instruments and Exchange Law, as amended (the “FIEL”). This document is not an offer of securities for sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organised under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

DIFC

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The ordinary shares or ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares and ADSs offered should conduct their own due diligence on the shares and the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

Switzerland

This document does not constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The ordinary shares or ADSs will not be listed on the SWX Swiss Exchange and, therefore, the document does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. Accordingly, the ordinary shares or ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited group of investors, which do not subscribe the shares and the ADSs with a view to distribution to the public. The investors will be individually approached by an underwriter from time to time. This document is personal to each offeree and does not constitute an offer to any other person. The document may only be used by those persons to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the Randgold. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the fees and expenses to be incurred in connection with the issuance and distribution of the ordinary shares and ADSs in the offering, other than underwriting discounts and commissions, to be as follows:

SEC registration fee	$21,000
Legal fees and expenses	$400,000
Accounting fees and expenses	$400,000
Printing and engraving costs	$60,000
Blue sky fees and miscellaneous expenses	$19,000

Total	$900,000

All of these estimated fees and expenses will be paid by us.

CHANGE IN ACCOUNTANTS

As of March 28, 2007, we appointed BDO Stoy Hayward LLP as our auditors. PricewaterhouseCoopers LLP and PricewaterhouseCoopers Inc. have not performed any auditing services for us with respect to any period subsequent to December 31, 2006, nor have they performed a Statement on Auditing Standards No. 100, Interim Financial Information review of any unaudited interim financial information included in this prospectus.

EXPERTS

The consolidated financial statements and schedule of Randgold Resources Limited as of December 31, 2008 and December 31, 2007 and for each of the two years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2008 have been so incorporated in reliance on the reports of BDO Stoy Hayward LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Randgold Resources Limited for the year ended December 31, 2006 incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Société des Mines de Morila SA as of December 31, 2008 and December 31, 2007 and for each of the two years in the period ended December 31, 2008 incorporated by reference in this Prospectus by reference to the Annual Report on Form 20-F of Randgold Resources Limited for the year ended December 31, 2008 have been so incorporated in reliance on the report of BDO Stoy Hayward, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Société des Mines de Morila SA for the year ended December 31, 2006 incorporated in this Prospectus by reference to the Annual Report on Form 20-F of Randgold Resources Limited for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF SECURITIES

The validity of the ordinary shares offered by this prospectus will be passed upon for us by our Jersey counsel, Ogier. Certain legal matters relating to this offering will be passed upon by Fulbright & Jaworski L.L.P., our special US counsel. Ashurst LLP are acting as English counsel to us in connection with this offering. Certain legal matters relating to this offering will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, special US and English counsel to the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement, of which this prospectus constitutes a part, on Form F-3, with respect to the ordinary shares being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with rules and regulations of the SEC. For further information about us and the ordinary shares being sold in this offering, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update and supersede information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on May 15, 2009.

•	The description of our ordinary shares and American Depositary Shares contained in our report of foreign private issuer on Form 6-K filed on July 27, 2009, and any subsequent amendment or report filed for the purpose of updating this description.

In addition, unless otherwise stated in this prospectus, all documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and, to the extent, if any, we designate therein, reports on Form 6-K we furnish to the SEC after the date of this prospectus and prior to the termination of any offering contemplated in this prospectus, are incorporated herein by reference.

Our annual report on Form 20-F for the fiscal year ended December 31, 2008, filed on May 15, 2009, contains a description of our business and audited consolidated financial statements with reports by our independent registered public accounting firms.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

David Haddon
Company Secretary
c/o Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey JE11BJ
Channel Islands

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Jersey, Channel Islands. All of our directors and executive officers, except for Mr. R.I. Israel, Mr. P. Liétard and Mr. N.P. Cole, Jr. and some of the experts named in this prospectus, reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a United States court predicated upon the civil liability provisions of the Federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive; it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. Jersey courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a Jersey court, the capacity of the parties to the contract will usually be determined in accordance with the Jersey Law. It is doubtful whether an original action based on United States Federal securities laws can be brought before Jersey courts. A plaintiff who is not resident in Jersey may be required to provide security for costs in the event of proceedings being initiated in Jersey. Furthermore the rules of the Royal Court of Jersey require that documents executed outside Jersey must be authenticated for the purpose of use in Jersey.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS OF RANDGOLD RESOURCES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

		Six Months	Six Months	Three Months	Three Months
		Ended	Ended	Ended	Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2009	2008	2009	2008
	(US$ in thousands unless otherwise noted)

REVENUE
Gold sales on spot		212,216	199,253	114,248	103,412
Loss on matured hedges		(22,722)	(17,021)	(11,537)	(8,182)
Non-cash profit on roll forward of hedges		1,336	—	691	—

Total revenue		190,830	182,232	103,402	95,230

Other income		2,714	893	788	1,030

Total income		193,544	183,125	104,190	96,260

COSTS AND EXPENSES
Mine production costs		85,986	92,952	43,277	50,127
Movement in production inventory and ore stockpiles		1,600	(12,754)	4,119	(6,705)
Depreciation and amortization		13,311	11,390	6,905	5,695
Other mining and processing costs		8,635	6,490	4,177	3,356

Mining and processing costs		109,532	98,078	58,478	52,473

Transport and refining costs		778	1,234	386	492
Royalties		11,171	10,503	6,062	5,576
Exploration and corporate expenditure		23,823	26,505	12,787	12,553

Total costs		145,304	136,320	77,713	71,094

Finance income		979	6,859	1,107	2,696
Finance costs		(1,549)	(1,413)	(271)	(1,100)
Provision for financial assets	7	(4,975)	—	(3,885)	—

Finance (costs) / income — net		(5,545)	5,446	(3,049)	1,596

PROFIT BEFORE INCOME TAX		42,695	52,251	23,428	26,762
Income tax expense		(10,679)	(13,860)	(4,504)	(6,526)

PROFIT FOR THE PERIOD		32,016	38,391	18,924	20,236

Other comprehensive income
Cash flow hedges		14,781	544	9,853	3,024

Total comprehensive income for the period		46,797	38,935	28,777	23,260

Profit attributable to:
Owners of the parent		25,998	33,877	14,946	17,911
Non-controlling interests		6,018	4,514	3,978	2,325

		32,016	38,391	18,924	20,236

Total comprehensive income attributable to:
Owners of the parent		40,779	34,421	24,799	20,935
Non-controlling interests		6,018	4,514	3,978	2,325

		46,797	38,935	28,777	23,260

Basic earnings per share (US$)	3	0.34	0.44	0.19	0.24
Diluted earnings per share (US$)	3	0.33	0.43	0.19	0.23

The accompanying notes form part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION

		At June 30,	At Dec 31,
	Notes	2009	2008
	(US$ in thousands unless otherwise noted)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	6	397,842	336,138
Deferred tax		884	1,559
Long-term ore stockpiles	5	47,469	48,831
Receivables	4	7,154	9,403
Available-for-sale financial assets	7	33,625	38,600

TOTAL NON-CURRENT ASSETS		486,974	434,531

CURRENT ASSETS
Inventories and ore stockpiles	5	85,760	81,781
Receivables	4	65,238	47,499
Cash and cash equivalents		219,987	257,631

TOTAL CURRENT ASSETS		370,985	386,911

TOTAL ASSETS		857,959	821,442

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital		3,841	3,827
Share premium		459,829	455,974
Retained earnings		262,013	245,982
Other reserves		(13,075)	(31,387)

Equity attributable to owners of the parent		712,608	674,396

Non-controlling interests		19,763	13,745

TOTAL EQUITY		732,371	688,141

NON-CURRENT LIABILITIES
Long term borrowings		797	1,284
Loans from minority shareholders in subsidiaries		2,893	3,032
Financial liabilities — forward gold sales		10,523	15,749
Deferred tax		3,016	3,016
Provision for environmental rehabilitation		14,076	14,054

TOTAL NON-CURRENT LIABILITIES		31,305	37,135

CURRENT LIABILITIES
Financial liabilities — forward gold sales		26,496	37,388
Trade and other payables		62,088	48,110
Current tax payable		4,801	9,190
Current portion of long term borrowings		898	1,478

TOTAL CURRENT LIABILITIES		94,283	96,166

TOTAL EQUITY AND LIABILITIES		857,959	821,442

The accompanying notes form part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN EQUITY

						Total Equity
	Number of					Attributable	Non-
	Ordinary	Share	Share	Other	Retained	to Owners of	Controlling	Total
	Shares	Capital	Premium	Reserves	Earnings	the Parent	Interests	Equity
	(US$ in thousands unless otherwise noted)

Balance at Dec. 31, 2007	76,140,330	3,809	450,814	(69,391)	213,567	598,799	8,294	607,093
Movement on cash flow hedges — Transfer to income Statement	—	—	—	17,021	—	17,021	—	17,021
Fair value movement on financial instruments	—	—	—	(16,477)	—	(16,477)	—	(16,477)
Profit for the period	—	—	—	—	33,877	33,877	4,514	38,391

Total comprehensive income for the period	—	—	—	544	33,877	34,421	4,514	38,935

Share-based payments	—	—	—	2,734	—	2,734	—	2,734
Share options exercised	83,000	4	1,000	—	—	1,004	—	1,004
Exercise of options previously expensed under IFRS 2	—	—	313	(313)	—	—	—	—
Shares vested#	6,594	—	160	(160)	—	—	—	—
Dividend relating to 2007	—	—	—	—	(9,154)	(9,154)	—	(9,154)

Balance at June 30, 2008	76,229,924	3,813	452,287	(66,586)	238,290	627,804	12,808	640,612

Balance at Dec. 31, 2008	76,500,324	3,827	455,974	(31,387)	245,982	674,396	13,745	688,141

Movement on cash flow hedges — Transfer to income statement	—	—	—	21,386	—	21,386	—	21,386
Fair value movement on financial instruments	—	—	—	(6,605)	—	(6,605)	—	(6,605)
Profit for the period	—	—	—	—	25,998	25,998	6,018	32,016

Total comprehensive income for the period	—	—	—	14,781	25,998	40,779	6,018	46,797

Share-based payments	—	—	—	4,708	—	4,708	—	4,708
Share options exercised	272,400	14	2,678	—	—	2,692	—	2,692
Exercise of options previously expensed under IFRS 2	—	—	916	(916)	—	—	—	—
Shares vested#	7,454	—	261	(261)	—	—	—	—
Dividend relating to 2008	—	—	—	—	(9,967)	(9,967)	—	(9,967)

Balance at June 30, 2009	76,780,178	3,841	459,829	(13,075)	262,013	712,608	19,763	732,371

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

•	Other reserves include the cumulative charge recognized under IFRS2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges.

The accompanying notes form part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2009	2008
	(US$ in thousands unless otherwise noted)

Profit for the period	32,016	38,391
Income tax expense	10,679	13,860

Profit before income tax	42,695	52,251
Adjustment for non-cash items	21,679	14,303
Effects of changes in operating working capital items	(13,071)	(33,052)

Receivables	(14,815)	(2,754)
Inventories and ore stockpiles	(2,618)	(17,633)
Trade and other payables	4,362	(12,665)

Income tax paid	(5,450)	(5,169)

Net cash generated from operating activities	45,853	28,333

Net cash used by investing activities	(75,015)	(37,654)

Additions to property, plant and equipment	(75,015)	(37,654)

Net cash used by financing activities	(8,482)	(9,537)

Ordinary shares issued	2,692	1,004
Long term loans repaid	(1,207)	(1,387)
Dividends paid	(9,967)	(9,154)

Net decrease in cash and cash equivalents	(37,644)	(18,858)
Cash and cash equivalents at beginning of period	257,631	294,183

Cash and cash equivalents at end of period	219,987	275,325

The accompanying notes form part of these condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The company and its subsidiaries (the “Group”) together with its joint ventures carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The Group also has a portfolio of exploration projects in West and East Africa. The interests of the Group in its operating mines are held through Morila SA (“Morila”) which owns the Morila mine and Somilo SA (“Somilo”) which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold Resources’ wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one half of the members of the committee. During 2007, AngloGold Services Mali SA (“Anser”), a subsidiary of AngloGold Ashanti, was the operator of Morila. On February 15, 2008, Randgold Resources assumed responsibility for the operatorship.

Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo.

The Group has various exploration programmes ranging from substantial to early stage in western Mali, around Morila and in Senegal, Burkina Faso, Tanzania, Côte d’Ivoire and Ghana.

A third mine, Tongon in Cote d’Ivoire, is under construction. Site establishment is nearing completion and the ramp-up of the main construction program is well advanced with earthworks for the water storage nearing completion, as well as the basis for the CIL tanks being excavated and concrete poured. Progress has been made regarding the approval of the mining convention.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The following condensed consolidated interim financial statements are unaudited and are prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”).

These condensed consolidated interim financial statements for the six months ended 30 June 2009 have been prepared using accounting policies and presentation expected to be adopted in the Group’s full financial statements for the year ended 31 December 2009, which are not expected to be significantly different to those set out in note 2 to the audited consolidated financial statements for the year ended 31 December 2008, except as set out below.

These condensed consolidated interim financial statements should therefore be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on May 15, 2009 (“Randgold’s Annual Report on Form 20-F for the year ended December 31, 2008”). These interim results are not indicative of the results which may be obtained for the entire year.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the statement of financial position as at June 30, 2009 and June 30, 2008, statements of comprehensive income for the three and six months ended June 30, 2009 and June 30, 2008 and statements of cash flows and changes in equity for the six months ended June 30, 2009 and June 30, 2008, as applicable, have been made. The statement of comprehensive income for the three and six months ended June 30, 2009 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

The following new standards or amendments to existing standards applied from 1 January 2009 have impacted upon the presentation of these condensed consolidated interim financial statements:

•	Amendments to IAS 1 Presentation of financial statements: A revised presentation (effective for annual periods beginning on or after January 1, 2009). The amendment to IAS 1 affects the presentation of owners changes in equity and of comprehensive income. The names of the primary statements have also been amended. The “Consolidated income statement” is now called the “Consolidated statements of

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

comprehensive income”, the “Consolidated balance sheet” is now the “Consolidated statements of financial position” and the “Statement of consolidated cash flows” is now the “Consolidated statements of cash flows”. The following balance sheet items have also been renamed: “Accounts payable and accrued liabilities” is now “Trade and other payables”, “Ordinary shares” is now “Share capital” and “Accumulated profits” is now “Retained earnings”. The standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs.

•	IFRS 8 Operating segments (effective for annual periods beginning on or after January 1, 2009). This standard requires an entity to adopt the ‘management approach’ to reporting on the financial performance of its operating segments. The standard does not have any significant impact on the presentation made by the Group.

•	Amendment to IAS 23 Borrowing costs (effective for annual periods beginning on or after January 1, 2009). The amendment removes the option of immediately recognizing as an expense borrowing costs that relate to qualifying assets. The amendment to the standard does not have a significant impact on the accounts of the Group.

•	Amendment to IFRS 2 Share-based payment: Vesting conditions and cancellations (effective for annual periods beginning on or after January 1, 2009). This amendment clarifies that vesting conditions are service conditions and performance conditions only. The amendment to the standard does not have a significant impact on the accounts of the Group.

The preparation of the Company’s condensed consolidated interim financial statements requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of those financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; exploration and evaluation expenditure; asset impairments; carrying value of inventory; determination of carrying values of property, plant and equipment and the fair value and accounting treatment of financial instruments.

The condensed consolidated interim financial statements are prepared on a going concern basis.

The operations of the Group are not significantly impacted by seasonality.

3.	EARNINGS PER SHARE

	For the Six Months Ended June 30, 2009
	Income		Per Share
	(Numerator)	Share	Amount
	$000	(Denominator)	$000

BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2009		76,500,324
Weighted number of shares issued		175,837
Income available to shareholders	25,998	76,676,161	0.34
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees		1,352,892
Diluted earnings per share	25,998	78,029,053	0.33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	For the Six Months Ended June 30, 2008
	Income		Per Share
	(Numerator)	Share	Amount
	$000	(Denominator)	$000

BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2008		76,140,330
Weighted number of shares issued		54,344
Income available to shareholders	33,877	76,194,674	0.44
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees		1,739,189
Diluted Earnings per share	33,877	77,933,863	0.43

4.	RECEIVABLES

	June 30,	Dec. 31,
	2009	2008
	US$000	US$000

Trade	12,154	9,559
Advances to contractors	11,978	12,064
Taxation debtor	21,141	9,858
Prepayments and other receivables	28,255	26,557

	73,528	58,038

Impairment provision	(1,136)	(1,136)

Total	72,392	56,902

Less: current portion	(65,238)	(47,499)

Long term portion	7,154	9,403

4.1 Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) (‘MDM’). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on 30 December 2005. The legal process to recover the funds from various related creditors is ongoing and in most instances court dates have been set. The first dividend from the Liquidator was received in January 2009.

4.2 The taxation debtor relates to indirect taxes owing to the Group by the State of Mali.

5.	INVENTORIES AND ORE STOCKPILES

	June 30	Dec 31,
	2009	2008
	US$000	US$000

Consumable stores	43,237	38,621
Short-term portion of ore stockpiles	36,814	40,140
Gold in process	5,709	3,020

Total current asset inventories and ore stockpiles	85,760	81,781
Long-term portion of ore stockpiles	47,469	48,831

	133,229	130,612

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs and mine plant facilities and equipment.

	June 30	Dec 31,
	2009	2008
	US$000	US$000

Cost
At beginning of period / year	434,997	347,422
Additions	75,015	87,575

	510,012	434,997

Accumulated depreciation
At beginning of period / year	98,859	77,526
Charge for the period / year	13,311	21,333

	112,170	98,859

NET BOOK VALUE	397,842	336,138

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30	Dec 31,
	2009	2008
	US$000	US$000

At beginning of period / year	38,600	48,950
Impairment of asset backed securities	(4,975)	(10,350)

End of period / year	33,625	38,600

Available-for-sale financial assets include the following:
Investments in US asset backed securities	33,625	38,600

This relates to the company’s portfolio of auction rate securities (ARS), consisting of collaterised debt obligations (“CDOs”) (A-2 second priority tranches) with a par value of US$43 million and collaterized loan notes (“CLNs) with a par value of US$5.9 million. The ARS investments carry interest at rates varying between one month LIBOR plus 55 basis points and 1 month LIBOR plus 125 basis points. The trading market for these instruments has become substantially illiquid as a result of current conditions in the markets. The underlying collateral for the instruments consists primarily of residential mortgages, commercial and industrial bank loans. The average final maturity date of the CDOs is 2039 and the CLNs 2017. The average expected repayment period of the underlying collateral is 5 to 7 years. Proceeds from the repayment of the underlying collateral are used to redeem outstanding portions of the notes. The expected repayment periods of underlying collateral relating to the tranches Randgold Resources is invested in are two years and longer. The company assesses the recoverability of the ARS investments whenever events or circumstances indicated that the carrying amount may not be fully recoverable, and a fair value calculation is performed at each reporting period. Downgrading of an ARS investment to below investment grade would be considered an indication of impairment. In the absence of observable market transactions for these assets or comparable assets with common characteristics, the company has applied a mark to model valuation methodology. The mark to model methodology is based on observable market data. The key inputs to the model are primarily obtained from reports produced by credit rating agencies and comprise:

•	Credit ratings of the underlying collateral.

•	Average maturity of the underlying collateral.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

•	Default ratios, which are prepared by the credit rating agencies on the basis of historical default data. The key inputs used by the company to determine the appropriate default ratio to apply are the average maturity and credit ratings of the underlying collateral.

•	Recovery ratios applied in the event of default of the underlying collateral.

The assumptions in respect of the key inputs comprise a significant volume of data, the interaction of the different inputs is also complex and therefore detailed quantitative disclosure has not been given, as it would not give the user the necessary sense of the potential variability of fair value estimates.

8.	SEGMENT INFORMATION

Based on risks and returns the directors consider that the primary reporting format is by business segment. The Group’s mining and exploration activities, which are included in the corporate and exploration segment, are conducted in West and East Africa. An analysis of the Group’s business segments is set out below. Tongon has not been split out separately during the current year, as the project is currently in the construction phase and all expenditure is capital in nature. Capital expenditure related to Tongon for the six months ended June 30, 2009 amounts to $28.9 million (2008: $5.7 million) and this has been included within total assets in the corporate and exploration column.

SIX MONTHS ENDED JUNE 30, 2009

	Group’s
	40%
	Share of		Corporate	Inter-
	Morila		and	Company
	Mine	Somilo	Exploration	Eliminations	Total
	$000

PROFIT AND LOSS
Gold sales on spot	67,317	145,638	—	(739)	212,216
Loss on matured hedges	—	(22,722)	—	—	(22,722)
Non-cash profit on roll forward of hedges	—	1,336	—	—	1,336

Total revenue	67,317	124,252	—	(739)	190,830

Mining and processing costs excluding depreciation and amortization	(27,081)	(69,889)	—	749	(96,221)
Depreciation and amortization	(3,149)	(10,162)	—	—	(13,311)

Mining and processing costs	(30,230)	(80,051)	—	749	(109,532)
Transport and refining costs	(135)	(643)	—	—	(778)
Royalties	(4,039)	(7,132)	—	—	(11,171)
Exploration and corporate expenditure	(449)	(1,905)	(21,469)	—	(23,823)
Other (expenses)/income	(1,573)	(1,687)	5,974	—	2,714
Finance costs	(612)	(4,162)	(635)	3,860	(1,549)
Finance income	28	43	4,768	(3,860)	979
Provision for financial assets	—	—	(4,975)	—	(4,975)
Profit before income tax	30,307	28,715	(16,337)	10	42,695

Income tax expense	(10,679)	—	—	—	(10,679)

Profit for the period	19,628	28,715	(16,337)	10	32,016

TOTAL ASSETS (as at June 30, 2009)	112,918	439,535	305,506	—	857,959

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2008

	Group’s
	40% Share		Corporate	Inter-
	of Morila		and	Company
	Mine	Somilo	Exploration	Eliminations	Total
	$000

PROFIT AND LOSS
Gold sales on spot	77,916	121,337	—	—	199,253
Loss on matured hedges	—	(17,021)	—	—	(17,021)
Non-cash profit on roll forward of hedges	—	—	—	—	—

Total revenue	77,916	104,316	—	—	182,232

Mining and processing costs excluding depreciation and amortization	(29,016)	(57,672)	—	—	(86,688)
Depreciation and amortization	(3,063)	(8,327)	—	—	(11,390)

Mining and processing costs	(32,079)	(65,999)	—	—	(98,078)
Transport and refining costs	(146)	(1,088)	—	—	(1,234)
Royalties	(4,793)	(5,710)	—	—	(10,503)
Exploration and corporate expenditure	39	(2,021)	(24,523)	—	(26,505)
Other (expenses)/income	(677)	(3,671)	5,241	—	893
Finance costs	(1,055)	(4,724)	—	4,366	(1,413)
Finance income	70	87	11,068	(4,366)	6,859
Provision for financial assets	—	—	—	—	—
Profit before income tax	39,275	21,190	(8,214)	—	52,251

Income tax expense	(13,741)	—	(119)	—	(13,860)

Profit for the period	25,534	21,190	8,333	—	38,391

TOTAL ASSETS (as at June 30, 2008)	144,296	342,706	321,510	—	808,512

9.	COMMITMENTS AND CONTINGENT LIABILITIES

9.1 Capital Expenditure

	June 30,	Dec 31,
	2009	2008
	$000	$000

Capital expenditure contracted for at balance sheet date but not yet incurred is: Property, plant and equipment	50,332	40,260

10.	POST BALANCE SHEET EVENTS

The Company announced on July 16, 2009 that it has approached the Board of Directors of Moto Goldmines Limited (“Moto”) and proposed to enter into an arrangement agreement providing for the exchange of each outstanding common share of Moto for the equivalent of C$5.00 per share (as at July 15, 2009).

Randgold and AngloGold Ashanti Limited (“AngloGold”) have agreed to cooperate in respect of the proposed transaction. In that regard, AngloGold has agreed to fully fund the cash alternative described above in partial payment for an indirect 50% interest in Moto which it would acquire upon completion of the proposed transaction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”), our Articles of Association allow us to indemnify, out of our assets, our Directors, alternate Directors, Secretary or other officers against all costs, charges, losses, damages and liabilities incurred in the execution of discharge of duties or the exercise of powers if a judgment is granted in such person’s favor, such person is acquitted or relief is granted to such person. This indemnity applies to any liability incurred by such person in defending any civil or criminal proceedings relating to any act or omission committed by such person as our officer or employee.

Subject to the 1991 Law, our Articles of Association allow us to purchase and maintain insurance at our expense for the benefit of any person who is or was at any time a director or other officer or employee or auditor of ours or of any other company which is a subsidiary or subsidiary undertaking of ours indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a director, officer or employee.

(a) Article 77 of the 1991 Law provides that a company or any of its subsidiaries or any other person, may not indemnify any person from, or against, any liability incurred by him as a result of being an officer of the company except where the company is indemnifying him against:

(i) any liabilities incurred in defending any proceedings (whether civil or criminal)

(ii) in which judgment is given in his favor or he is acquitted, or

(iii) which are discontinued otherwise than for some benefit conferred by him or on his behalf or some detriment suffered by him, or

(iv) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director in question), he was substantially successful on the merits in his resistance to the proceedings; or

(b) any liability incurred otherwise than to the company if he acted in good faith with a view to the best interests of the company; or

(c) any liability incurred in connection with an application made under Article 212 of the 1991 Law in which relief is granted to him by the court; or

(d) any liability against which the company normally maintains insurance for persons other than directors.

The 1991 Law permits a company to purchase and maintain insurance regarding the indemnification of its officers.

We maintain directors and officers insurance to protect our officers and directors from specified liabilities that may arise in the course of their service to us in those capacities.

Item 9.	Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement.
4.1*	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form F-6 (Registration No. 333-129147), filed with the Commission on October 20, 2005).
4.2*	Specimen of ADR, evidencing American Depositary Shares, representing deposited Ordinary Shares (incorporated by reference to Exhibit 4.1).
5.1	Opinion of Ogier as to the legality of the ordinary shares.
10.1	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.
10.2	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.
10.3	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.
23.1	Consent of Ogier (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of PricewaterhouseCoopers Inc.
23.4	Consent of BDO Stoy Hayward LLP.
23.5	Consent of BDO Stoy Hayward LLP.
24.1	Power of Attorney (included as part of signature page).

*	Previously filed

Item 10.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Act of 1934 that are incorporated by reference in the registration statement.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Helier, Jersey, on July 27, 2009.

Randgold Resources Limited

By:	/s/ D. Mark Bristow
Name:     D. Mark Bristow

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints D. Mark Bristow and Graham P. Shuttleworth, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, pay lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIgnature	Title	Date

/s/ D. Mark Bristow D. Mark Bristow	Chief Executive Officer and Director (Principal Executive Officer)	July 27, 2009

/s/ Graham P. Shuttleworth Graham P. Shuttleworth	Chief Financial Officer, Finance Director and Director (Principal Financial Officer)	July 27, 2009

/s/ Tania de Welzim Tania de Welzim	Chief Accounting Officer, Group Financial Manager (Principal Accounting Officer)	July 27, 2009

/s/ Philippe Liétard Philippe Liétard	Chairman of the Board	July 27, 2009

/s/ Norborne P. Cole, Jr. Norborne P. Cole, Jr.	Director	July 27, 2009

/s/ Christopher L. Coleman Christopher L. Coleman	Director	July 27, 2009

/s/ Robert I. Israel Robert I. Israel	Director	July 27, 2009

/s/ Karl Voltaire Karl Voltaire	Director	July 27, 2009

/s/ Jonathan K. Walden Jonathan K. Walden	Director	July 27, 2009

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Randgold Resources Limited, has signed this Registration Statement and any amendment thereto in The City of New York, State of New York, on July 27, 2009.

By:	/s/ Robert I. Israel
Robert I. Israel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.
4.1*	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form F-6 (Registration No. 333-129147), filed with the Commission on October 20, 2005).
4.2*	Specimen of ADR, evidencing American Depositary Shares, representing deposited Ordinary Shares (incorporated by reference to Exhibit 4.1).
5.1	Opinion of Ogier as to the legality of the ordinary shares.
10.1	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.
10.2	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.
10.3	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.
23.1	Consent of Ogier (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of PricewaterhouseCoopers Inc.
23.4	Consent of BDO Stoy Hayward LLP.
23.5	Consent of BDO Stoy Hayward LLP.
24.1	Power of Attorney (included as part of signature page).

*	Previously filed